SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A.

Financial Statements

December 31, 2006 and 2005
Including the Independent Auditors´ Report

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

(“Free translation from the original in Portuguese”)

INDEPENDENT AUDITORS´ REPORT

The Management and Stockholders
TIM S.A.
Rio de Janeiro - RJ

1. We have examined the individual (parent company) and consolidated balance sheets of TIM PARTICIPAÇÕES S.A. and its subsidiaries as of December 31, 2006, and the related individual and consolidated statements of income, of changes in stockholders´ equity and of changes in financial position for the year then ended, all prepared under the responsibility of the management. Our responsibility is to express an opinion on these financial statements. TIM PARTICIPAÇÕES S.A. wholly owns Tim Celular S.A., who in turn wholly owns Tim Nordeste S.A. The financial statements of these subsidiaries for the year ended December 31, 2006, which serve as a basis for investment evaluation on the equity method and also for consolidation, were audited by Ernst Young Auditores Independentes S.S., whose unqualified opinion dated February 23, 2007 emphasizes the same matter commented upon in paragraph 4. Our opinion concerning the carrying value of these investments and their effect on the income for the year and the consolidated amounts is based on the opinion of these auditors, and given the magnitude of the subsidiaries´ figures involved, required a coordinated follow-up and review of that firm´s auditing procedures.

2. We conducted our examinations in accordance with auditing standards applicable in Brazil, which included: a) work planning, taking into consideration the Company’s relevant balances, volume of transactions and accounting and internal control systems; b) verification, on a test-basis, of evidences and records supporting the amounts and accounting information disclosed; included and c) evaluation of the most significant accounting practices used, and estimates made, by management, as well as the overall financial statements presentation;

3. In our opinion, and based on the opinion of the independent auditors of the direct subsidiary Tim Celular S.A. and the indirect subsidiary Tim Nordeste S.A., the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of TIM PARTICIPAÇÕES S.A. as of December 31, 2006, the results of its operations and the changes in its stockholders´ equity and financial position, both individual and consolidated, for the year then ended, in accordance with accounting practices adopted in Brazil.

4. As mentioned in Note "3-b", in 2006 the Company and its subsidiaries adopted new accounting practices, concerning the following: i) recording of asset retirement obligations (ARO), retroactively calculated and presented in the adjusted financial statements as of December 31, 2005, and ii) the recognition of subsidized sale of handsets to customers under the post-paid subscriptions.

5. Our examinations were intended as a basis for an opinion on the financial statements referred to in paragraph 1. The supplementary information contained in Note "40" – individual and consolidated statements of cash flow and value added for the year ended December 31, 2006 – were subjected to additional auditing procedures and are properly presented , the data therein being consistent with that used for preparing the statutory financial statements.

6. Due to the corporate restructuring process described in Note "2", the financial statements as of December 31, 2005 are not comparable with those for 2006. For this reason, in Note "3.d", the Company presents pro forma, consolidated balance sheet and statement of income for 2005, including the corporate restructuring adjustments, as if occurred on January 1, 2005, thus improving comparability with 2006. We have reviewed the compilation of this data, which has been found adequate and consistent with the statutory financial statements of the companies.

7. The individual (parent company) and consolidated statutory financial statements for the year ended December 31, 2005 were examined by other independent auditors, whose opinion dated January 18, 2006 is unqualified. Also, the supplementary information, statements of cash flow and value added, both individual and consolidated, for the year ended December 31, 2005 were subjected to additional auditing procedures by other independent auditors, who concluded that they are properly presented and consistent with those used for preparing the statutory financial statements.

Rio de Janeiro, February 23, 2007

Original report in Portuguese was signed by

Ernesto Rubens Gelbcke
CRC SP-013002/O-3F-RJ	CTCRC SP-071189/O-6S-RJ
A SC International Member-Firm

TIM PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2006 and 2005
( In thousands of Reais )

	Parent Company		Consolidated

		2005		2005
ASSETS	2006	adjusted	2006	adjusted

Current Assets
Cash and bank	87	55	440,866	30,124
Short-term inv. in the money market (note 5)	16,283	5,917	752,611	1,251,644
Accounts receivable (note 6)	-	-	2,505,833	723,335
Inventories (note 7)	-	-	164,108	81,880
Taxes and contributions recoverable (note 8)	348	18,167	292,542	114,065
Deferred income tax and social
contribution (note 9)	-	1,137	50,450	103,118
Dividends and interest on own capital
receivable	-	146,776	-	-
Prepaid expenses (note 10)	-	-	221,008	6,321
Other assets	3	294	15,603	2,952

	16,721	172,346	4,443,021	2,313,439

Non-Current Assets
Long-term
Taxes and contributions recoverable (note 8)	5,656	6,873	285,681	69,946
Deferred income tax and social
contribution (note 9)	-	2,312	29,429	133,510
Related-party transactions (note 11)	58	-	16,303	18,618
Judicial deposits (note 12)	1,182	447	57,420	14,499
Prepaid expenses (note 10)	-	-	13,257	1,976
Other assets	-	13	7,191	2,730

Permanent Assets
Investments (note 13)	8,337,790	2,696,653	6,728	8,310
Property, plant and equipment (note 14)	-	-	7,185,864	1,872,694
Intangibles (note 15)	-	-	1,922,621	21,651
Deferred charges (note 16)	-	-	232,590	-

	8,344,686	2,706,298	9,757,084	2,143,934

Total Assets	8,361,407	2,878,644	14,200,105	4,457,373

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2006 and 2005
( In thousands of Reais )

	Parent Company		Consolidated

LIABILITIES		2005		2005
	2006	adjusted	2006	adjusted

Current Liabilities
Suppliers – Trade payables (note 17)	1,960	3,364	2,642,858	1,047,820
Loans and financing (note 18)	-	-	340,762	25,707
Labor obligations (note 19)	755	1,379	92,493	22,685
Taxes, charges and contributions (note 20)	65	20,909	370,264	157,666
Authorizations payable (note 21)	-	-	38,275	8,741
Dividends and interest on own capital
payable	464,526	131,178	472,958	141,606
Related-party transactions (note 11)	-	-	84,064	53,943
Other	-	194	93,448	21,909

	467,306	157,024	4,135,122	1,480,077

Non-current liabilities
Long-term
Loans and financing (note 18)	-	-	1,879,679	105,076
Taxes, charges and contributions (note 20)	-	-	-	4,634
Provision for contingencies (note 22)	3,168	3,215	128,133	31,008
Actuarial Liabilities (note 36)	4,555	3,584	6,083	3,584
Authorizations payable (note 21)	-	-	6,542	2,962
Asset retirement obligations (ARO) (note
23)	-	-	158,168	115,211

	7,723	6,799	2,178,605	262,475

Stockholders´ equity (note 24)
Capital	7,512,710	1,472,075	7,512,710	1,472,075
Capital reserves	135,230	192,081	135,230	192,081
Revenue reserves	238,438	1,050,665	238,438	1,050,665

	7,886,378	2,714,821	7,886,378	2,714,821

Total liabilities and stockholders´ equity	8,361,407	2,878,644	14,200,105	4,457,373

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
( In thousands of Reais , except for earnings (losses) per share, which are expressed in Reais)

	Parent Company		Consolidated

		2005		2005
	2006	adjusted	2006	adjusted

Gross operating revenue
Telecommunications services (note 25)	-	-	11,820,276	3,169,742
Goods sold (note 25)	-	-	2,057,283	733,530

	-	-	13,877,559	3,903,272
Deductions from gross revenue (note 25)	-	-	(3,761,446)	(985,057)

Net operating revenue (note 25)	-	-	10,116,113	2,918,215

Cost of services rendered (note 26)	-	-	(4,096,500)	(846,102)
Cost of goods sold (note 26)	-	-	(1,407,761)	(536,470)

Gross income	-	-	4,611,852	1,535,643

Operating revenues (expenses):
Selling (note 27)	-	-	(3,250,951)	(798,106)
General and administrative (note 28)	(17,814)	(18,328)	(954,858)	(185,946)

Equity pickup	(265,145)	453,781	-	-

Amortization of goodwill on privatization	-	-	(50,450)	(50,450)
Amortization of concession	-	-	(248,238)	(9,295)
Other operating revenues (expenses) - net(note 29)	1,378	(1,360)	100,217	(16,014)

	(281,581)	434,093	(4,404,280)	(1,059,811)

Operating income (loss) before financial income	(281,581)	434,093	207,572	475,832

Financial revenues (expenses):
Financial revenues (note 30)	2,839	3,274	162,202	158,546
Financial expenses (note 31)	(620)	(11,175)	(450,027)	(93,218)
Exchange variations, net (note 32)	14	10	(55,132)	(2,482)

	2,233	(7,891)	(342,957)	62,846

Operating income (loss)	(279,348)	426,202	(135,385)	538,678

Non-operating income (note 33)	-	-	2,526	(2,260)

Income (loss) before income tax, social contribution and
minority participation	(279,348)	426,202	(132,859)	536,418
Provision for income tax and social contribution (note 34)	(6,194)	(1,339)	(168,824)	(125,380)

Net income (loss) before minority participation	(285,542)	424,863	(301,683)	411,038
Minority participation	-	-	-	(21,464)
	-	-	-

Net income (loss) for the year	(285,542)	424,863	(301,683)	389,574

Earnings (losses) per thousand-share lot (R$)	(0,12)	0,48

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS´ EQUITY (PARENT COMPANY)
Years ended December 31, 2006 and 2005
(In thousands of Reais)

		Capital Reserves		Revenue Reserves

			Reserve
			for				Retained
		Special	future		Unrealized	Reserve	Earnings/
		Premium	capital	Legal	Earnings	for	(Accumul
	Capital	Reserve	increase	Reserve	Reserve	expansion	. Losses)	Total

At December 31, 2004	884,504	240,634	-	77,017	18,838	799,514	-	2,020,507

Prior years´ adjustments (note 3-b)	-	-	-	-	-	(21,496)	-	(21,496)

At December 31, 2004 (Adjusted - Note 3-b)	884,504	240,634	-	77,017	18,838	778,018	-	1,999,011
Capital increase through reserve
reclassification	170,496	(54,954)	-	-	-	(115,542)	-	-
Aumento do capital social por incorporação
de ações:
TIM Sul S.A	208,220	-	-	-	-	-	-	208,220
TIM Nordeste Telecomunicações S.A.	206,849	-	-	-	-	-	-	206,849
Capital increase referring to stock option
plan	2,006	-	-	-	-	-	-	2,006
Capital increase reserve	-		6,401	-	-	-	-	6,401
Realization of unrealized earnings reserve	-	-	-	-	(18,838)	-	-	(18,838)
Net income for the year:
Originally presented							434,489	434,489
Adjustments for 2005, recorded in 2006
(note-3.b)							(9,626)	(9,626)

							424,863	424,863
Appropriation of net income for the year
Legal reserve	-	-	-	21,724	-	-	(21,724)	-
Interest on own capital	-	-	-	-	-	-	(70,000)	(70,000)
Dividends	-	-	-	-	-	-	(43,691)	(43,691)
Reserve for expansion	-	-	-	-	-	289,448	(289,448)	-

At December 31, 2005 (adjusted)	1,472,075	185,680	6,401	98,741	-	951,924	-	2,714,821

Prior years´ adjustments referring to
subsidiaries TIM Celular S.A. e TIM Nordeste
S.A. (note 3-b)	-	-	-	-	-	(75,922)	-	(75,922)
Capital increase through incorporation of shares of Tim Celular S.A.	5,983,784	-	-	-	-	-	-	5,983,784
Capital increase through reserve capitalization	56,851	(50,450)	(6,401)	-	-	-	-	-
Dividends						(450,763)		(450,763)
Loss for the year	-	-	-	-	-	-	(285,542)	(285,542)
Absorption of loss for the year using:								-
Reserve for expansion	-	-	-	-	-	(285,542)	285,542	-

At December 31, 2006	7,512,710	135,230	-	98,741	-	139,697	-	7,886,378

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2006 and 2005
(In thousands of Reais )

	Parent Company		Consolidated

		2005		2005
	2006	adjusted	2006	adjusted

RESOURCES WERE PROVIDED BY:
Net income (loss) for the year	(285,542)	424,863	(301,683)	389,574
Items not affecting net working capital:
Exchange and monetary variation and interest	(245)	(875)	14,697	1,748
Provision for contingencies	(47)	572	(17,663)	6,676
Equity pickup	265,145	(453,781)	-	-
Depreciation and amortization	1,582	1,582	2,284,889	537,358
Residual value of property, plant and equipment written off	-	-	9,656	5,723
Minority participation	-	-	-	21,464
Actuarial Liabilities	971	(113)	2,499	(113)

Total - operations	(18,136)	(27,752)	1,992,395	962,430

Stockholders
Capital payment	5,983,784	417,075	5,983,784	417,075
Increase in capital reserve	-	6,401	-	6,401
Subsidiaries
Dividends receivable	-	61,775	-	-
Interest on own capital receivable	-	100,000	-	-

Total form stockholders	5,983,784	585,251	5,983,784	423,476

Third parties
Decrease in long-term assets	12,579	1,792	149,057	152,661
Increase in long-term liabilities	-	-	103,067	13,093
New loans and financing	-	-	429,342	85,349
Fiscal incentive - ADENE	-	-	16,141	35,289

Total form third parties	12,579	1,792	697,607	286,392

Total resources provided	5,978,227	559,291	8,673,786	1,672,298

RESOURCES WERE USED FOR:
Effect of merger with TIM Celular S.A. and TIM Nordeste S.A.:
Long-term assets	-	-	274,230	-
Property, plant and equipment	-	-	8,092,320	-
Deferred charges	-	-	274,925	-
Long-term liabilities	-	-	(1,956,619)	-
Stockholders´ equity			75,922

Total effect of merger	-	-	6,760,778	-

Additions to property, plant and equipment	-	-	1,609,156	684,474
Increase in investment through business merger	5,983,784	415,069	-	-
Increase in long-term assets	9,587	7,957	86,776	202,575
Decrease in long-term liabilities	-	-	291,776	42,116
Minority participation	-	-	-	415,069
Dividends	450,763	62,529	450,763	62,529
Interest on own capital	-	70,000	-	70,000

	6,444,134	555,555	2,438,471	1,476,763

Total resources used	6,444,134	555,555	9,199,249	1,476,763

Increase (decrease) in net working capital	(465,907)	3,736	(525,463)	195,535

Changes in net working capital:
Current assets
At the end of the year	16,721	172,346	4,443,021	2,313,439
At the beginning of the year	172,346	142,909	2,313,439	1,716,347

	(155,625)	29,437	2,129,582	597,092

Current liabilities
At the end of the year	467,306	157,024	4,135,122	1,480,077
At the beginning of the year	157,024	131,323	1,480,077	1,078,520

	310,282	25,701	2,655,045	401,557

Increase (decrease) in net working capital	(465,907)	3,736	(525,463)	195,535

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2006 and 2005
(In thousands of Reais, unless when otherwise stated)

1 Operations

TIM Participações S.A. headquartered at Avenida das Américas, 3434, block 1, 7th floor, Rio de Janeiro, RJ, is a publicly-held company directly controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.21% of its voting capital and 69.67% of its total capital.

TIM Participações S.A.´s operations comprise, among other things, the control of companies exploring telecommunications services, including cellular telephones, in its concession and/or authorization areas.

Once the transactions describe in Note 2 (Corporate Restructuring) have been completed, the Company will have full control of TIM Celular S.A., which in turn controls TIM Nordeste S.A. (formerly Maxitel S.A.). TIM Celular S.A. and its subsidiary TIM Nordeste S.A. jointly operate cellular personal telephony services in all Brazilian states.

The loss for the year 2006 arises from the subsidiary TIM Celular S.A. and is in line with the latter´s management who expects positive results as from 2007.
Additionally, this subsidiary has negative working capital. The management´s long-term economic-financial projections are based on prospects of resource inflow through borrowing until fiscal 2007, when the subsidiary is expected to have regained economic-financial balance, with a positive cash flow as a result.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The subsidiaries authorizations mature as follows:

TIM Celular	Expiry Date
Region 1
Amapá, Roraima, Pará, Amazonas, Rio de
Janeiro e Espírito Santo	March, 2016
Region 2
Acre, Rondônia, Mato Grosso, Mato Grosso do
Sul, Tocantins, Distrito Federal, Goiás e Rio
Grande do Sul (except for Pelotas)	March, 2016
Region 3
São Paulo	March, 2016
Region 4
Paraná	September, 2007
Santa Catarina	September, 2008
Rio Grande do Sul (City of Pelotas)	April, 2009

TIM Nordeste
Region 1
Pernambuco	May, 2009
Ceará	November, 2008
Paraíba, Rio Grande do Norte, Alagoas	December, 2008
Piauí	March, 2009
Region 2
Minas Gerais	April, 2013
Region 3
Bahia and Sergipe	August, 2012

2 Corporate Restructuring

a. Merger of TIM Nordeste Telecomunicações S.A. into Maxitel S.A. and of TIM Sul S.A. into TIM Celular S.A.

On June 30, 2006, at their General Extraordinary Stockholders´ Meetings, TIM Celular S.A., Maxitel S.A., TIM Nordeste Telecomunicações S.A. and TIM Sul S.A approved the merger of TIM Nordeste Telecomunicações S.A. into Maxitel S.A. and of TIM Sul S.A. into TIM Celular S.A. On the same date, Maxitel S.A.´s name changed to TIM Nordeste S.A., and its headquarters moved from Belo Horizonte (MG) to Jaboatão dos Guararapes (PE).

This operation was intended to proceed with the optimization of the companies´ organizational structure, through further unification and rationalization of business and operations, concurrently with reduction of costs incurred in maintaining two separate entities. Additionally, all this enabled taking advantage of intercompany synergies, with the attendant tax and financial efficiency.

b. Merger of the companies CRC - Centro de Relacionamento com Clientes Ltda. and Blah! Sociedade Anônima de Serviços e Comércio

On March 30, 2006, at the General Extraordinary Stockholders’ Meeting of TIM Celular S.A. the incorporation of the net assets of CRC - Centro de Relacionamento com Clientes Ltda. and Blah! Sociedade Anônima de Serviços e Comércio, then wholly owned by TIM Celular S.A., was approved.

CRC - Centro de Relacionamento com Clientes Ltda. operated in the call center service provision area, rendering these services to TIM Celular S.A on an exclusive basis. Blah! Sociedade Anônima de Serviços e Comércio operated in the VAS (value-added services) provision area, working basically for the Telecom Italia Group´s companies. .

c. Incorporation of shares of TIM Celular S.A.

On March 16, 2006, at the General Extraordinary Stockholders´ Meetings of TIM Celular S.A. and TIM Participações S.A, the incorporation of all shares of TIM Celular S.A. by TIM Participações S.A was approved, thus converting TIM Celular S.A. into a wholly-owned subsidiary of TIM Participações S.A.

This operation aimed at optimizing the companies´ and their subsidiaries´ organizational structure, by unifying and rationalizing their business administration and consequently reducing the related costs and increasing value for the stockholders, while enabling better use of intercompany synergy through operational combination of cellular telephone service companies operating under the name “TIM” nationwide.

d. Incorporation of shares of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A.

On May 30, 2005, at the General Extraordinary Stockholders´ Meetings of TIM Sul S.A, TIM Nordeste Telecomunicações S.A and TIM Participações S.A, the incorporation of all shares of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A was approved, thus converting the companies into wholly-owned subsidiaries of TIM Participações S.A.

This operation was intended to concentrate the liquidity of the three companies´ shares into those of one company, TIM Participações S.A. and to lower the expenses associated with controls and maintenance of the plurality of stockholders in separate entities.

3 Presentation of the Financial Statements

a. Preparation and disclosure criteria

The consolidated and individual financial statements were prepared in accordance with accounting practices adopted in Brazil, which are based on the Corporate Law (Law no. 6.404/76 and subsequent amendments); standards applicable to public telecommunications services; and CVM – Brazilian Securities Commission accounting standards and procedures and accounting standards set by IBRACON – Brazilian Institute of Independent Auditors.

As a publicly-held company, with American Depositary Receipts being traded on the New York Stock Exchange – USA., TIM Participações S.A. is subject to the Securities and Exchange Commission (SEC)´s standards, and in order to meet market requirements, it simultaneously discloses Real-denominated financial information, prepared in accordance with Brazilian accounting practices in Portuguese and English, for both markets.

On February 23, 2007, the financial statements in questions were submitted to the Company´s fiscal council and administrative council for approval.

b. Adoption of a news accounting practices

The Company and its subsidiaries decided to change their accounting practices, by adjusting them to those used even by other telecommunications companies.

Asset Retirement Obligations (ARO)

The new accounting treatment consists in capitalizing estimated costs to be incurred on disassembly of towers and equipment in rented properties, the depreciation of which is calculated based on their useful lives. Against this capitalization, a provision for Asset retirement obligations (ARO) will be recorded and discounted to present value, so as to reflect the best current estimate.

This accounting practice is in accordance with CVM Deliberation no. 489 of October 3, 2005, which approved and made mandatory for publicly-held companies the NPC 22 – Accounting Pronouncement, Standard and Procedure dealing with Provisions, and Contingent Liabilities and Assets, issued by IBRACON – Brazilian Institute of Independent Auditors.

The practice adopted also complies with “SFAS 143 - Accounting for Asset Retirement Obligations” of “Financial Accounting Standards Board– FASB”

The prior years´ adjustments deriving from this new accounting practice are shown in the statement of changes in stockholders´ equity in connection with the applicable years (2004 and 2005). Accordingly, for the sake of comparability, the financial statements for 2005 are adjusted as though said accounting practice had already been adopted in that year.

Subsidies offered on the sale of handsets to postpaid subscribers

In 2006, the subsidiaries changed their accounting treatment for costs associated with subsidies offered on the sale of handsets to postpaid subscribers who enter into a binding contract with exit penalties and minimum monthly charges for a period of twelve months. The Company believes that the deferral of such costs, which is allowable under certain conditions, most accurately reflects the performance of the postpaid business by matching costs with the related revenue.

Conditions for deferral of the cost include the following:

  A legally enforceable contractual arrangement exits;
  Costs are readily determinable;
  Company´s management intends to inforce the terms of contract, and
  Objective evidence exits supporting that net revenues less related direct costs will exceed the amount of deferred costs recorded based on terms of the contractual arrangement.

This change was made taking into consideration the modification of the subsidiaries´ sales strategy, which will be geared towards attracting high value-added customers, from 2006 on. In 2006 the integration of operating subsidiaries was completed and they are now claiming for strict compliance with contracted penalties for customers who cancel their subscriptions or migrate to prepaid system with the previous contract still in effect. Also, in 2006, the Company implemented systems that enable proper allocation of costs incurred on subsidized sales to post-paid system customers. The gross effect of this change in accounting practice on the income for 2006 was a R$317,919 credit to the “Cost of Handsets Sold” account, as a counterentry to prepaid expenses. The net balance as of December 31, 2006 is R$ 160,172 (Note 10)

In previous years, due to inconsistent enforcement of contractual penalties and the lack of managerial information and segregation of accounting data for properly determining costs, both quantification and deferral of costs were impossible.

c. Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries, as follows:

	% Participation

	2006		2005		2005 Pro forma

	Direct	Indirect	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100,00	-	-	-	100,00	-
TIM Nordeste
(formerly Maxitel)	-	100,00	-	-	-	100,00
TIM Sul	-	-	100,00	-	100,00	-
TIM Nordeste
Telecomunicações	-	-	100,00	-	100,00	-
CRC	-	-	-	-	-	100,00
Blah	-	-	-	-	-	100,00

The main consolidation procedures are as follows:

   Elimination of intercompany consolidated assets and liabilities accounts;

   Elimination of participation in capital, reserves and retained earnings of the subsidiaries;

III. Elimination of intercompany revenues and expenses;

IV. Separate disclosure of the minority participation in the consolidated financial statements, when applicable.

The difference reconciled in the income for the period can be thus shown (Parent Company and Consolidated):

		2005
	2006	adjusted

Parent Company	(285,542)	424,863

Fiscal benefit and incentive - ADENE – in 2006, recorded as stockholders´
equity of the subsidiary TIM Nordeste S.A. and 2005, recorded as
stockholders´ equity of the subsidiary TIM Nordeste Telecomunicações S.A	(16,141)	(35,289)

Consolidated	(301,683)	389,574

d. Comparability of the financial statements

For purposes of comparability, the pro forma consolidated balance sheet and statement of income are shown below, as if the incorporation of shares mentioned in Note 2-c had taken place on January 1, 2005:

The Company and its subsidiaries aim at improving their corporate governance levels, and the presentation of their financial statements and, especially at complying with the CVM – Brazilian Securities Commission stipulated accounting practices or those laid down in international practices. To this end, the Company and its subsidiaries have analyzed the best accounting practices applicable to their field of activity, the result being some adjustments shown below and financial statements substantially different from those previously published and/or made available to the stockholders.

The adjustments in the financial statements are:

(a) These are adjustments resulting from changes in accounting practices referring to asset retirement obligations (ARO) (Note 3-b).

(b) This is an equity accounting adjustment based on the above mentioned adjustments.

(c) In compliance with CVM Deliberation no. 489 of October 3, 2005, the Company reclassified judicial deposits, by deducting the related contingent liabilities.

(d) This refers to reclassification of some discounts given on handsets sold, which in 2005 were appropriated to financial expenses.

Additionally, we inform that there has been no reclassification or adjustment of the statements for 2005, due to deferral of subsidized sale of handsets to subscribers under the the post-paid system (Note 3-b) and lack of information that enable cost quantification and deferral in 2005.

	PARENT COMPANY 2005

	Original	(b)	Adjusted

ASSETS
Current Assets
Cash and bank	55	-	55
Short-term inv. in the money market (note 5)	5,917	-	5,917
Taxes and contributions recoverable (note 8)	18,167	-	18,167
Deferred income tax and social
contribution (note 9)	1,137	-	1,137
Dividends and interest on own capital receivable	146,776	-	146,776
Other assets	294	-	294

	172,346	-	172,346

Non-Current Assets
Long-term
Taxes and contributions recoverable (note 8))	6,873	-	6,873
Deferred income tax and social contribution (note 9)	2,312	-	2,312
Judicial deposits (note 12)	447	-	447
Other assets	13	-	13

Permanent Assets
Investments (note 13)	2,727,775	(31,122)	2,696,653

	2,737,420	(31,122)	2,706,298

Total Assets	2,909,766	(31,122)	2,878,644

LIABILITIES
Current Liabilities
Suppliers – Trade payables (note 17)	3,364	-	3,364
Labor obligations (note 19)	1,379	-	1,379
Taxes, charges and contributions (note 20)	20,909	-	20,909
Dividends and interest on own capital payable	131,178	-	131,178
Other	194	-	194

	157,024	-	157,024

Non-current liabilities
Long-term
Provision for contingencies (note 22)	3,215	-	3,215
Actuarial Liabilities (note 36)	3,584	-	3,584

	6,799	-	6,799

Stockholders´ equity (note 24)
Capital	1,472,075	-	1,472,075
Capital reserves	192,081	-	192,081
Revenue reserves	1,081,787	(31,122)	1,050,665

	2,745,943	(31,122)	2,714,821

Total liabilities and stockholders´ equity	2,909,766	(31,122)	2,878,644

	PARENT COMPANY 2005

	Original	(a)	(b)	Adjusted

STATEMENTS OF INCOME
General and administrative (note 28)	(18,328)	-	-	(18,328)
Equity pickup	463,407	-	(9,626)	453,781
Other operating revenues (expenses) – net (note 29)	(1,360)	-	-	(1,360)

Operating income (loss) before financial income	443,719	-	(9,626)	434,093
Financial revenues (expenses):
Financial revenues (note 30)	3,274	-	-	3,274
Financial expenses (note 31)	(11,175)	-	-	(11,175)
Exchange variations, net (note 32)	10	-	-	10

	(7,891)	-	-	(7,891)

Income before income tax, social contribution	435,828	-	(9,626)	426,202
Provision for income tax and social contribution (note 34)	(1,339)	-	-	(1,339)

Net income (loss) for the year	434,489	-	(9,626)	424,863

Earnings (losses) per thousand-share lot (R$)	0.49	-	(0.01)	0.48

	CONSOLIDATED 2005

	Original	(a)	(c)	Adjusted

ASSETS
Current Assets
Cash and bank	30,124	-	-	30,124
Short-term inv. in the money market (note 5)	1,251,644	-	-	1,251,644
Accounts receivable (note 6)	723,335	-	-	723,335
Inventories (note 7)	81,880	-	-	81,880
Taxes and contributions recoverable (note 8)	114,065	-	-	114,065
Deferred income tax and social contribution (note 9)	103,118	-	-	103,118
Prepaid expenses (note 10)	6,321	-	-	6,321
Other assets	2,952	-	-	2,952

	2,313,439	-	-	2,313,439

Non-Current Assets
Long-term
Taxes and contributions recoverable (note 8)	69,946	-	-	69,946
Deferred income tax and social contribution (note 9)	117,478	16,032	-	133,510
Related-party transactions (note 11)	18,618	-	-	18,618
Judicial deposits (note 12)	26,278	-	(11,779)	14,499
Prepaid expenses (note 10)	1,976	-	-	1,976
Other assets	2,730	-	-	2,730

Permanent Assets
Investments (note 13)	8,310	-	-	8,310
Property, plant and equipment (note 14)	1,804,637	68,057	-	1,872,694
Intangibles (note 15)	21,651	-	-	21,651

	2,071,624	84,089	(11,779)	2,143,934

Total Assets	4,385,063	84,089	(11,779)	4,457,373

	CONSOLIDATED 2005

	Original	(a)	(c)	Adjusted

LIABILITIES
Current Liabilities
Suppliers – Trade payables (note 17)	1,047,820	-	-	1,047,820
Loans and financing (note 18)	25,707	-	-	25,707
Labor obligations (note 19)	22,685	-	-	22,685
Taxes, charges and contributions (note 20)	157,666	-	-	157,666
Authorizations payable (note 21)	8,741	-	-	8,741
Dividends and interest on own capital payable	141,606	-	-	141,606
Related-party transactions (note 11)	53,943	-	-	53,943
Other	21,909	-	-	21,909

	1,480,077	-	-	1,480,077

Non-current liabilities
Long Term Liabilities
Loans and financing (note 18)	105,076	-	-	105,076
Taxes, charges and contributions (note 20)	4,634	-	-	4,634
Provision for contingencies (note 22)	42,787	-	(11,779)	31,008
Actuarial Liabilities (note 36)	3,584	-	-	3,584
Authorizations payable (note 21)	2,962	-	-	2,962
Asset retirement obligations (ARO) (note 23)	-	115,211	-	115,211

	159,043	115,211	(11,779)	262,475

Stockholders´ equity (note 24)
Capital	1,472,075	-	-	1,472,075
Capital reserves	192,081	-	-	192,081
Revenue reserves	1,081,787	(31,122)	-	1,050,665

	2,745,943	(31,122)	-	2,714,821

Total liabilities and stockholders´ equity	4,385,063	84,089	(11,779)	4,457,373

	CONSOLIDATED 2005

	Original	(a)	Adjusted

STATEMENTS OF INCOME
Gross operating revenue
Telecommunications services (note 25)	3,169,742	-	3,169,742
Goods sold (note 25)	733,530	-	733,530

	3,903,272	-	3,903,272
Deductions from gross revenue (note 25)	(985,057)	-	(985,057)

Net operating revenue (note 25)	2,918,215	-	2,918,215

Cost of services rendered (note 26)	(841,102)	(5,000)	(846,102)
Cost of goods sold (note 26)	(536,470)	-	(536,470)

Gross income	1,540,643	(5,000)	1,535,643

Operating revenues (expenses):
Selling (note 27)	(798,106)	-	(798,106)
General and administrative (note 28)	(185,946)	-	(185,946)
Equity pickup	-	-	-
Amortization of goodwill on privatization	(50,450)	-	(50,450)
Amortization of concession	(9,295)	-	(9,295)
Other operating revenues (expenses) - net (note 29)	(16,014)	-	(16,014)

	(1,059,811)	-	(1,059,811)

Operating income (loss) before financial income	480,832	(5,000)	475,832

Financial revenues (expenses):
Financial revenues (note 30)	158,546	-	158,546
Financial expenses (note 31)	(83,634)	(9,584)	(93,218)
Exchange variations, net (note 32)	(2,482)	-	(2,482)

	72,430	(9,584)	62,846

Operating income (loss)	553,262	(14,584)	538,678

Non-operating income (Note 33)	(2,260)	-	(2,260)

Income (loss) before income tax, social contribution and
minority participation	551,002	(14,584)	536,418

Provision for income tax and social contribution (note 34)	(130,338)	4,958	(125,380)

Net income (loss) before minority participation	420,664	(9,626)	411,038

Minority participation	(21,464)	-	(21,464)

Net income (loss) for the year	399,200	(9,626)	389,574

	Consolidated Pro-Forma 2005

	Original	(a)	(c)	Adjusted

ASSETS
Current Assets
Cash and bank	519,300	-	-	519,300
Short-term inv. in the money market (note 5)	1,253,300	-	-	1,253,300
Accounts receivable (note 6)	2,071,631	-	-	2,071,631
Inventories (note 7)	215,242	-	-	215,242
Taxes and contributions recoverable (note 8)	242,168	-	-	242,168
Deferred income tax and social contribution (note 9)	103,118	-	-	103,118
Prepaid expenses (note 10)	43,730	-	-	43,730
Other assets	13,090	-	-	13,090

	4,461,579	-	-	4,461,579

Non-Current Assets
Long-term
Taxes and contributions recoverable (note 8)	297,634	-	-	297,634
Deferred income tax and social contribution (note 9)	117,478	16,032	-	133,510
Related-party transactions (note 11)	8,836	-	-	8,836
Judicial deposits (note 12)	51,495	-	(11,779)	39,716
Prepaid expenses (note 10)	19,719	-	-	19,719
Other assets	3,047	-	-	3,047

Permanent Assets
Investments (note 13)	8,310	-	-	8,310
Property, plant and equipment (note 14)	7,541,457	274,351	-	7,815,808
Intangibles (note 15)	2,170,858	-	-	2,170,858
Deferred charges (note 16)	274,925	-	-	274,925

	10,493,759	290,383	(11,779)	10,772,363

Total Assets	14,955,338	290,383	(11,779)	15,233,942

	Consolidated Pro-Forma 2005

	Original	(a)	(c)	Adjusted

LIABILITIES
Current Liabilities
Suppliers – Trade payables (note 17)	3,419,596	-	-	3,419,596
Loans and financing (note 18)	216,147	-	-	216,147
Labor obligations (note 19)	94,428	-	-	94,428
Taxes, charges and contributions (note 20)	357,328	-	-	357,328
Authorizations payable (note 21)	34,792	-	-	34,792
Dividends and interest on own capital payable	141,606	-	-	141,606
Related-party transactions (note 11)	73,902	-	-	73,902
Other	54,442	-	-	54,442

	4,392,241	-	-	4,392,241

Non-current liabilities
Long-term
Loans and financing (note 18)	1,653,895	-	-	1,653,895
Taxes, charges and contributions (note 20)	4,634	-	-	4,634
Provision for contingencies (note 22)	157,501	-	(11,779)	145,722
Supplementary retirement benefit (note 36)	3,584	-	-	3,584
Authorizations payable (note 21)	8,755	-	-	8,755
Asset retirement obligations (ARO) (note 23)	-	397,427	-	397,427
Others liabilities	5,001	-	-	5,001

	1,833,370	397,427	(11,779)	2,219,018

Stockholders´ equity (note 24)
Capital	7,455,859	-	-	7,455,859
Capital reserves	192,081	-	-	192,081
Revenue reserves	1,081,787	(107,044)	-	974,743

	8,729,727	(107,044)	-	8,622,683

Total liabilities and stockholders´ equity	14,955,338	290,383	(11,779)	15,233,942

	Consolidated Pro-Forma 2005

	Original	(a)	(d)	Adjusted

STATEMENTS OF INCOME
Gross operating revenue
Telecommunications services (note 25)	8,962,547	-	-	8,962,547
Goods sold (note 25)	2,270,057	-	-	2,270,057

	11,232,604	-	-	11,232,604

Deductions from gross revenue (note 25)	(2,821,551)	-	(43,001)	(2,864,552)

Net operating revenue (note 25)	8,411,053	-	(43,001)	8,368,052

Cost of services rendered (note 26)	(2,894,953)	(13,538)	-	(2,908,491)
Cost of goods sold (note 26)	(1,719,760)	-	-	(1,719,760)

Gross income	3,796,340	(13,538)	(43,001)	3,739,801

Operating revenues (expenses):
Selling (note 27)	(3,067,739)	-	-	(3,067,739)
General and administrative (note 28)	(795,169)	-	-	(795,169)
Amortization of goodwill on privatization	(50,450)	-	-	(50,450)
Amortization of concession	(248,238)	-	-	(248,238)
Other operating revenues (expenses) - net (note 29)	(7,240)	-	-	(7,240)

	(4,168,836)	-	-	(4,168,836)

Operating income (loss) before financial income	(372,496)	(13,538)	(43,001)	(429,035)

Financial revenues (expenses):
Financial revenues (note 30)	181,362	-	-	181,362
Financial expenses (note 31)	(376,591)	(34,545)	43,001	(368,135)
Exchange variations, net (note 32)	(185,856)	-	-	(185,856)

	(381,085)	(34,545)	43,001	(372,629)

Operating income (loss)	(753,581)	(48,083)	-	(801,664)

Non-operating income (note 33)	(5,500)	-	-	(5,500)

Income (loss) before income tax, social contribution
and minority participation	(759,081)	(48,083)	-	(807,164)

Provision for income tax and social contribution
(note 34)	(165,891)	4,958	-	(160,933)

Net income (loss) before minority participation	(924,972)	(43,125)	-	(968,097)

Minority participation	(21,464)	-	-	(21,464)

Net income (loss) for the year	(946,436)	(43,125)	-	(989,561)

4 Summary of the main accounting practices

a. Short-term investments in the money market

These comprise short-term, readily realizable investments in the money market maturing in over 90 days, which are stated at cost, plus the related earnings up to the balance sheet date.

b. Accounts receivable

Accounts receivable from the telecommunications service costumers are calculated at the tariff rate on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of handsets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

d. Inventories

These refer to handsets and accessories, which are stated at the average acquisition cost, not exceeding replacement cost. A provision was set up to adjust the slow-moving and obsolete items balance to the related realizable value.

e. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

f. Investments

The investments in subsidiaries are evaluated by the equity method, based on the subsidiaries´ stockholders equity, which is determined on the same date and by the same accounting principles used by the parent company.

The other investments are shown at cost, reduced to the realizable value, when applicable.

g. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost net of accumulated depreciation, calculated on the straight-line method, over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life are capitalized, whereas the others are recorded as income for the year.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated costs to disassembly of towers and equipment in rented properties are capitalized and depreciated over the useful life of the assets involved.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

h. Intangibles

Intangibles are stated at the acquisition cost, net of accumulated amortization. Amortization expenses are calculated on the straight-line method over the useful term of respective contracts, i.e., five years for radio frequency bands and fifteen years for use authorization.

i. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized in ten years from the date the subsidiaries become operative.

j. Income tax and social contribution

Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions. The social contribution is calculated at the legally stipulated rates applied to pretax income.

Based on the Constitutive Reports nos. 0144/2003 and 0232/2003 issued by ADENE – Northeast Development Agency on March 31, 2003, the subsidiary TIM Nordeste Telecommunicações S.A., which was merged into TIM Nordeste S.A. (formerly Maxitel S.A.) became eligible to fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes for a ten-year period, from fiscal 2002 through 2011, calculated based on the exploration income arising from implementation of its installed capacity for rendering digital cellular telephone services; and (ii) reduction of 37.5%, 25% and 12.5% of income tax and non-reimbursable surtaxes for fiscal 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration income arising from implementation of its installed capacity for rendering of analogical cellular telephone services. The amount of the previously mentioned income-tax-reduction benefit is accounted for as a reduction of income tax payable, against the Capital Reserve – Fiscal Incentive, under the Stockholders´ Equity of TIM Nordeste Telecomunicações S.A. which was merged into TIM Nordeste S.A. (formerly Maxitel S.A.)

k. Loans and financing

Loans and financing include interest accrued to the balance sheet date. The Company’s subsidiaries enter into swap contracts whereby obligations in foreign currency are converted into Real-denominated obligations, with the objective of hedging them against risks associated with unexpected devaluation of the Real in relation to foreign currencies. Additionally, the Company’s subsidiaries have swap contracts to cover changes in market Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions interest rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on contracted rates.

l. Provision for contingencies

The provision for contingencies, recorded based on estimates which take into consideration the opinion of the Company’s management and its legal advisors, is updated based on probable losses at the end of the litigations (Note 22).

m. Asset retirement obligations

The provision for costs to be incurred on the disassembly of towers and equipment in rented property, which is recorded against the property, plant and equipment, is discounted to present value so it can reflect the best current estimate.

n. Revenue recognition

Service revenues are recognized as services are provided . Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunication services are recognized on the accrual basis in the period of utilization. Revenues from the sale of handsets and accessories are recognized as these products are delivered to, and accepted by, end-consumers or distributors.

o. Financial revenues and expenses

These are represented by interest and exchange and monetary variations on short-term investments in the money market, swap contracts, loans and financing taken and granted.

p. Derivative instruments

The subsidiaries have entered into swap agreements aimed at managing the risks involved in exchange rate variations, which are recorded on the accrual basis. Payments made or received are recognized as adjustment to exchange variations.

The subsidiaries derivative instrument agreements are signed with big financial institutions with great experience in this field. No derivative instrument agreements for commercial or speculation purposes are held by the subsidiaries.

q. Pension plans and others benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plans obligations and others benefits according to the rules established by NPC 26 of IBRACON, approved by CVM Deliberation 371, which defines the characteristics of the plans, obligations and events described in Note 36.

r. Minority participation

This is represented by the minority stockholders´ interests in the subsidiaries TIM Sul S.A. , which was merged into TIM Celular S.A., and TIM Nordeste Telecomunicações S.A., which was merged into TIM Nordeste S.A. (formerly Maxitel S.A.). In 2005 the subsidiaries were converted into wholly-owned subsidiaries of TIM Participações S.A.

s. Use of estimates

The preparation of the financial statements in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

t. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing on the transaction date. Foreign currency-denominated assets and liabilities are translated into Reais using the balance sheet date exchange rate , which is reported by the Brazilian Central Bank . Exchange gains and losses are recognized in the statement of income as incurred.

u. Employees´ profit-sharing

The Company and its subsidiaries record a provision for employees´ profit-sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s original cost center.

v. Interest on own capital

Interest on own capital, paid and/or payable, is recorded against financial expenses, which, for financial reporting purposes, are reclassified and disclosed as appropriation of net income for the year in the statement of stockholders’ equity. Interest on own capital received and/or receivable is recorded against financial income, which are reclassified and disclosed as equity pick up. For presentation purposes, the income statements impacts are eliminated and a decrease in investments being presented instead.

w. Supplementary information

For additional information purposes, the following is presented: a) Statements of Cash Flow, prepared in accordance with the NPC no. 20 issued by the Institute of Independent Auditors of Brazil – IBRACON, ; and b) Value-Added Statements prepared in accordance with the CFC – Federal Accounting Council - Resolution no. 1010 – NBCT 37.

5 Short-Term Investments in the Money Market

		Parent Company

		2006	2005
			adjusted

Federal public securities		16,283	5,917

		Consolidated

			2005 Pro
	2006	2005	forma
		adjusted	adjusted

CDB	462,949	704,737	706,393
Debêntures	141,338	140,002	140,002
Federal public securities	145,355	398,766	398,766
Other	2,969	8,139	8,139

	752,611	1,251,644	1,253,300

The average return of TIM Participações´s consolidated investments is 102.7% of Interbank Deposit Certificates – CDI.

These investments can be redeemed at any time, with no substance impact on the recorded yield.

6 Accounts receivable

		Consolidated

			2005 Pro
	2006	2005	forma
		adjusted	adjusted

Billed services	757,817	225,712	652,364
Unbilled services	423,097	123,621	358,969
Network use	724,398	176,810	474,428
Goods sold	879,131	258,513	794,128
Other receivables	30,821	8,236	29,116

	2,815,264	792,892	2,309,005

Allowance for doubtful accounts	(309,431)	(69,557)	(237,374)

	2,505,833	723,335	2,071,631

The changes in the allowance for doubtful accounts can be summarized as follows:

		Consolidated

			2005 Pro
	2006	2005	forma
		Adjusted	Adjusted

Opening balance	69,557	64,307	193,356
Merged companies´ balance	167,817	-	-
Provision set up	451,976	117,978	334,462
Write offs	(379,919)	(112,728)	(290,444)

Closing balance	309,431	69,557	237,374

7 Inventories

		Consolidated

			2005
		2005	Pro forma
	2006	adjusted	adjusted

Handsets	156,986	78,435	205,588
Accessories and prepaid card kits	3,558	1,770	4,657
TIM chips	22,806	9,100	24,006

	183,350	89,305	234,251

Provision for adjustment to realizable value	(19,242)	(7,425)	(19,009)

	164,108	81,880	215,242

8 Taxes and contributions recoverable

	Parent Company

		2005
	2006	adjusted

Income tax	5,656	9,609
Social contribution	-	9
IRRF on interest on own capital	-	15,000
IRRF recoverable	346	422
Other	2	-

	6,004	25,040

Current portion	(348)	(18,167)

Long-term portion	5,656	6,873

	Consolidated

			2005 Pro
		2005	forma
	2006	adjusted	adjusted

Income tax	34,739	18,761	41,542
Social contribution	4,654	3,691	4,765
ICMS (value-added sales tax)	422,216	111,841	397,910
PIS / COFINS (Social Integration Program and
Contributions to Social Security Funding)	96,858	18,080	63,717
IRRF on interest on own capital	-	15,000	15,000
IRRF recoverable	9,809	14,657	14,984
Other	9,947	1,981	1,884

	578,223	184,011	539,802

Current portion	(292,542)	(114,065)	(242,168)

Long-term portion	285,681	69,946	297,634

The parent company’s long-term portion refers to income tax recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ Property, plant and equipment.

On March 13, 2006, a final sentence not subject to further appeal was given in connection with a suit filed by the indirectly controlled subsidiary TIM Nordeste S.A (formerly Maxitel S.A) against Law 9.718 of 11/27/1998, on alleged unconstitutionality for expanding the basis of calculation of taxes dealt with therein In view of this legal decision, the subsidiary´s Management recorded R$ 52,317 of monetarily restated PIS and COFINS credits for the periods from February 1999 through December 2002 (PIS) and February 1999 through January 2004 (COFINS) against the “Other Operating Revenues” account.

9 Deferred income tax and social contribution

Below, the composition of deferred income tax and social contribution:

Parent
Company

2005
adjusted

Tax loss	650
Negative social contribution basis	234
Provision for contingencies	1,093
Provision for supplementary pension fund	1,218
Provision for the employees´ profit sharing	254

3,449

Current portion	(1,137)

Long-term portion	2,312

	Consolidated

			2005
		2005	Pro forma
	2006	adjusted	adjusted

Goodwill paid upon privatization	234,939	383,322	383,322
Provision for maintaining the stockholders´
equity integrity	(155,060)	(252,992)	(252,992)

Merger-generated tax credit	79,879	130,330	130,330
Tax loss	-	5,912	5,912
Negative social contribution basis	-	2,149	2,149
Depreciation of assets assigned on a loan-for-use	-	21,832	21,832
basis
Allowance for doubtful accounts	-	23,649	23,649
Provision for contingencies	-	14,548	14,548
Accelerated depreciation of TDMA equipment	-	14,682	14,682
Provision for supplementary retirement plan	-	1,218	1,218
Provision for the employees´ profit sharing	-	3,158	3,158
Provision for of Obligations arising from
discontinuance of assets	-	16,032	16,032
Other provisions	-	3,118	3,118

	79,879	236,628	236,628

Current portion	(50,450)	(103,118)	(103,118)

Long-term portion	29,429	133,510	133,510

Merger-related tax credit

The deferred tax asset represented by the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counterentry to said tax is a special reserve composed of goodwill on stockholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by 2008. The goodwill amortization is recorded as “Other operating expenses”.

In 2006, R$ 50,450 of tax benefits were realized in connection with the above mentioned goodwill (2005 - R$ 50,450). Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling stockholder (Note 24-b).

As projected by the Management, deferred, long-term income tax and social contribution remaining from merger-related tax credit will be realized in 2008.

Other tax credits

Because the merged companies TIM Celular S.A. and TIM Nordeste S.A. (formerly Maxitel S.A.) have a history of operating losses and unused tax credits they did not recognized deferred tax assets.

Before the mergers described in Note 2-a, the Company and its subsidiaries with a history of profits used to recognized tax credits on goodwill paid on privatization, tax losses and negative social contribution basis, and temporary differences.

As described in Note 2-a, the Company and its subsidiaries underwent a corporate reorganization process, and accordingly, the Management´s analyses and projections of tax credit realization were made pursuant to the companies´ new corporate structure. The Company´s Management decided to fully write off the deferred tax relating to temporary differences and tax losses and negative social contribution basis reflected in the balance sheet.

10 Prepaid expenses

	Consolidated

			2005 Pro
		2005	forma
	2006	adjusted	adjusted

Subsidized sales of handsets (a)	160,172	-	-
Rentals	11,004	1,028	12,757
Advertising (b)	51,860	5,242	35,929
Financial charges in loan	8,814	1,416	12,436
Other	2,415	611	2,327

	234,265	8,297	63,449

Current portion	(221,008)	(6,321)	(43,730)

Long-term portion	13,257	1,976	19,719

(a) As mentioned in Note 3.b, in 2006, since January 1, 2006, the Management changed the accounting treatment of subsidized sale of handset under the post-paid system, which began to be deferred and amortized over the minimum duration of the service contract signed by customers (12 months). The penalties stipulated for customers who cancel their subscription or migrate to the prepaid system before the end of their previous contracts are invariably higher than the subsidy granted for each handset sold.

(b) The advertising expenses are basically composed of Formula 1 sponsorship on TV.

11 Related-party transactions

The related-party transactions (Telecom Italia Group), which are performed under regular market conditions, similarly to those with third parties, are thus composed:

Parent Company

Expense 2005
adjusted

TIM Nordeste Telecom. S.A. (a)	246
TIM Sul S.A. (a)	356

Total	602

(a) In January 2005 the loan agreements with subsidiaries were settled. These agreements were subject to charges in the equivalent to 104.22% of the monthly exchange variation of the Bank Deposit Certificates – CDI.

Consolidated

		Assets

			2005
		2005	Pro forma
	2006	adjusted	adjusted

TIM Celular S.A. (1)	-	18,529	-
TIM Nordeste S.A. (1)	-	89	-
Entel Bolívia (2)	838	-	753
Telecom Personal Argentina (2)	5,135	-	285
Telecom Sparkle (2)	5,649	-	1,464
Telecom Italia S.p.A. (3)	4,609	-	539
TIM Brasil Serv. e Participações S.A. (5)	-	-	2,943
Telecom Italia LATAM	-	-	1,605
Other	72	-	1,247

Total	16,303	18,618	8,836

	Liabilities

			2005
		2005	Pro forma
	2006	adjusted	adjusted

TIM Celular S.A. (1)	-	36,415	-
TIM Nordeste S.A. (1)	-	905	-
Blah! S.A.	-	1,102	-
Telecom Italia S.p.A. (3)	34,765	5,285	31,440
IT Telecom Italia (4)	284	1,335	1,939
Entel Bolívia (2)	89	-	58
Telecom Personal Argentina (2)	2,951	-	1,193
Telecom Sparkle (2)	6,739	-	3,417
TIM Brasil Serv. e Participações S.A. (5)	-	-	10,956
Italtel (4)	38,928	8,901	23,688
Other	308	-	1,211

Total	84,064	53,943	73,902

		Revenue

			2005
		2005	Pro forma
	2006	adjusted	adjusted

TIM Celular S.A. (1)	-	118,147	-
TIM Nordeste S.A. (1)	-	93	-
TIM Brasil Serv. e Participações S.A. (5)	98	-	604
Telecom Italia S.p.A. (3)	8,645	-	386,328
Telecom Personal Argentina (2)	6,556	-	-
Telecom Sparkle (2)	4,501	-	-
Other	1,317	-	69

Total	21,117	118,240	387,001

		Cost/Expenses

			2005
		2005	Pro forma
	2006	adjusted	adjusted

TIM Celular S.A. (1)	-	28	-
TIM Nordeste S.A. (1)	-	217	-
Blah! S.A	-	4,771	-
Telecom Italia S.p.A. (3)	23,314	-	560,542
TIM Brasil Serv. e Participações S.A. (5)	285	-	851
Italtel (4)	1,042	95	2,301
Telecom Sparkle (2)	17,747	-	-
Telecom Personal Argentina (2)	8,376	-	-
Other	1,101	-	9

Total	51,865	5,111	563,703

(1) These agreements refer to telecommunications service operation covering interconnection, roaming, media assignment and co-billing agreements, as well as long-distance-related relationship.

(2) These refer to roaming, value-added services - VAS and media assignment.

(3) These refer to international roaming, technical post-sales assistance, and VAS. Revenues and expenses recorded in 2005 refer to exchange variation on loans repaid in September 2005 too.

(4) This refers to the development and maintenance of software pieces used in the telecommunications service billing.

(5) TIM Brasil Serviços e Participações S.A’s receivables and payables arose from loan agreements with its subsidiaries TIM Celular S.A. and TIM Nordeste S.A. (formerly Maxitel S.A.), bearing interest at the equivalent to 100% of the Bank Deposit Certificates - CDI.

12 Judicial deposits

	Consolidated

		2005
	2006	adjusted

Labor	903	168
tax-related	279	279

	1,182	447

		Consolidated

			2005
		2005	Pro forma
	2006	adjusted	adjusted

Civil	13,172	1,654	8,163
Labor	16,395	3,383	4,974
ICMS – 69/98 Agreement	2,331	2,294	2,294
Other - tax-related	25,522	7,168	24,285

	57,420	14,499	39,716

13 Investments

	Parent Company

		2005
	2006	adjusted

Investments
Subsidiaries	8.331.082	2.688.365
Goodwill	6.708	8.288

	8.337.790	2.696.653

		Consolidated

			2005 pto-
		2005	forma
	2006	adjusted	adjusted

Investments
Goodwill	6,708	8,288	8,288
Others	20	22	22

	6,728	8,310	8,310

(a) Participation in subsidiaries:

		2006

	TIM Celular	TIM Nordeste
	S.A.	Telecom. S.A. (i)	Total

- Subsidiary
Number of shares held	31,506,833,561
Participation in total capital	100%
Stockholders´ equity	8,331,082

Loss for the year	(328,004)

Equity pickup	(328,004)	62,859	(265,145)

Investment amount	8,264,662		8,264,662
Special goodwill reserve (*)	66,420		66,420

Investment amount	8,331,082		8,331,082

(i) The investment in TIM Nordeste Telecomunicações S.A., merged into Maxitel S.A. (Note 2-a), was valued on the equity method for the period from January 1 through May 31, 2006.

(*) The special goodwill reserve recorded at TIM Nordeste Telecomunicações S.A. (merged into Maxitel S.A.) and TIM Sul S.A. (merged into TIM Celular S.A.) represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A.(merged into TIM Participações S.A. in August 2004) and Tele Celular Sul Participações S.A. (TIM Participações S.A’s former name). This goodwill was recorded against the special goodwill reserve, under “Stockholders’ equity”. Based on projected income and the concession duration, in the first two years, amortization was at 4% p.a., the remainder being amortized on the straight-line basis over the left, through 2008.

		2005 adjusted

	TIM Nordeste
	Telecomunicações S.A.	TIM Sul S.A.	Total

- Subsidiaries
Number of shares held	29,749,763,679	15,747,586,938
Participation in total capital	100%	100%
Stockholders´ equity	1,344,174	1,344,191

Net income for the year	210,383	229,573

Equity pickup (**)	233,507	220,274	453,781

Investment amount	1,249,871	1,252,500	2,502,371
Special goodwill reserve (*)	94,303	91,691	185,994

Investment amount	1,344,174	1,344,191	2,688,365

(**) The interest on own capital received by the subsidiary – R$ 100,000 – was initially recorded as financial revenue, and subsequently reclassified as realized investments in subsidiaries, which are valued on the equity method.

(b) Changes in investments in subsidiaries:

		TIM
	TIM	Nordeste
	Celular	Telecom.	TIM Sul
	S.A.	S.A.	S.A.	Total

Investment balance as of December 31, 2004	-	991,456	1,011,330	2,002,786

Prior years´ adjustments	-	(11,953)	(9,543)	(21,496)
Capital increase	-	206,849	208,220	415,069
Interest on own capital and dividends	-	(75,685)	(86,090)	(161,775)
Equity pickup	-	233,507	220,274	453,781

Investment balance as of December 31, 2005	-	1,344,174	1,344,191	2,688,365

Prior years´ adjustments	(107,044)	17,314	13,808	(75,922)
Capital increase through incorporation of shares	5,983,784	-	-	5,983,784
Capital increase through incorporation of shares	1,424,347	(1,424,347)	-	-
Capital increase through business merger	1,357,999	-	(1,357,999)	-
Equity pickup	(328,004)	62,859	-	(265,145)

Investment balance as of December 31, 2006	8,331,082	-	-	8,331,082

(c) Goodwill

	Parent Company and Consolidated

			2005 Pro-
		2005	forma
	2006	Adjusted	Adjusted

Goodwill on acquisition of minority
shareholding in the indirect subsidiary TIM	16,918	16,918	16,918
Sul S.A. (ii)

Accumulated amortization	(10,210)	(8,630)	(8,630)

	6,708	8,288	8,288

(ii) Goodwill at TIM Sul S.A. was set up for amortization in ten years, through 2010, based on the prospects of future economic profitability.

14 Property, plant and equipment

		Consolidated

						2005
					2005	Pro forma
			2006		adjusted	adjusted

	Annual
	average
	depreciat.
	rate		Accumulated
	%	Cost	Depreciation	Net	Net	Net

Switching/transmission
equipment	14.29	6,562,135	(3,599,425)	2,962,710	932,648	3,524,525
Loan-for-use handsets	50	768,627	(441,300)	327,327	65,772	294,840
Infrastructure	33.33	1,478,373	(572,788)	905,585	177,794	946,255
Leasehold improvements	33.33	96,345	(51,845)	44,500	27,302	81,058
Software and hardware	20	968,415	(491,183)	477,232	94,086	551,609
Assets for general use	10	283,750	(81,144)	202,606	21,690	190,489
Software licensing	20	3,196,316	(1,377,698)	1,818,618	348,221	1,677,746

Assets and installations in use		13,353,961	(6,615,383)	6,738,578	1,667,513	7,266,522

Plots of land		24,326	-	24,326	6,397	22,351

Construction work in progress		422,960	-	422,960	198,784	526,935

		13,801,247	(6,615,383)	7,185,864	1,872,694	7,815,808

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the year 2006, R$16,564 of property, plant and equipment was capitalized, (2005 – R$ 1,352 and 2005 pro-forma R$ 5,041) relating to financial charges on loans taken to finance the construction. According to CVM Deliberation 193.

New technology implementation

The subsidiaries´ operate their service network using TDMA and GSM. At December 31, 2006, with the introduction of the GSM technology, no provision for devaluation of fixed assets due to obsolescence was deemed necessary, as both technologies are to remain in operation at the companies until 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be fully depreciated by 2008.

15 Intangibles

The Radiofrequency and SMP (Personal Mobile Service) exploitation rights can be thus shown:

			Consolated

				2005 Pro
	Annual average		2005	forma
	amortization rate - %	2006	adjusted	adjusted

Radiofrequency and SMP
exploitation rights	7.20	2,811,713	43,527	2,811,713
Capitalized charges	7.37	411,356	-	411,356

		3,223,069	43,527	3,223,069

Accumulated amortization		(1,300,448)	(21,876)	(1,052,211)

		1,922,621	21,651	2,170,858

SMP authorizations and radiofrequency

The subsidiaries’ SMP (Personal Mobile Service) authorizations are granted under the terms signed in the years from 2001 through 2004 with ANATEL, for exploration of this service. Previously, the subsidiaries TIM Sul S.A. (merged into TIM Celular S.A.) and TIM Nordeste S.A. and TIM Nordeste Telecomunicações S.A. (merged into TIM Nordeste S.A.) had been granted a fifteen-year concession for the SMC (Mobile Communication Service), granted by ANATEL, which was changed into authorization for the SMP in 2002. The remaining SMC authorization period, initially associated with the 800 MHz radiofrequency license is the SMP authorization period.

From 2001 through 2004, the subsidiaries were authorized by ANATEL to use radio frequency blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

Our radio frequency authorizations for 800MHz, 900MHz and 1800MHz radio frequency bands begin to expire in September 2007 , being renewable only once for 15 years. ANATEL may reject the Company´s requests to renew these authorizations, if it finds that the latter is using the allocated spectrum in an inappropriate or irrational way, and has severely or repeatedly violated the applicable legislation, or if it finds it necessary to redistribute the spectrum.

16 Deferred charges

	Consolidated

		2005 Pro
	2006	forma
		adjusted

Pre-operating expenses:
Third parties´ services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(190,761)	(148,426)

	232,590	274,925

17 Suppliers – Trade payables

	Parent Company

	2006	2005
		adjusted

Local currency
Suppliers of materials and services	1,960	3,364

	1,960	3,364

		Consolidated

			2005 Pro
	2006	2005	forma
			adjusted

Local currency
Suppliers of materials and services	2,108,470	972,307	3,150,254
Interconnection (a)	293,700	25,673	89,216
Roaming (b)	14,444	-	1,377
Co-billing (c)	137,886	39,329	105,874

	2,554,500	1,037,309	3,346,721

Foreign currency
Suppliers of materials and services	56,010	10,401	50,457
Roaming (b)	32,348	110	22,418

	88,358	10,511	72,875

	2,642,858	1,047,820	3,419,596

(a) This refers to use of the network of other fixed and mobile cell telephone operators, where calls are initiated at TIM network and end in the network of other operators.

(b) This refers to calls made when customers are outside their registration area, being therefore considered visitors in the other network (roaming);

(c) This refers to calls made by customers when they choose another long-distance call operator.

18 Loans and Financing

	Consolidated

				2005 Pro
			2005	forma
	Guarantees	2006	adjusted	adjusted

Foreign currency – US dollar

	Telecom Italia´s surety and Equipment (book value R$5.599 in 2005).
Compaq Financial Services Corporation -debit balance
restated based on exchange variation plus interest at 6.5%
p.a. above LIBOR.		-	-	2,378

Local currency

Banco BBA Creditanstalt S.A – debit balance restated
based on CDI variation plus interest at 3.3% p.a.	N.A	1,694	-	5,198

Banco do Nordeste: financing subject to pre-fixed
interest of 14% p.a. and a 15% - 25% bonus on payment
on maturity, the subject matter of a hedging operation for
which the rate is 69.8% and 76.90% of the CDI monthly
variation .	Bank surety	196,933	106,982	206,929

BNDES (Banco Nacional do Desenvolvimento
Econômico e Social): this financing bears interest at 6%
p.a. plus variation of the TJLP (long-term interest rate) as	Portions of revenue from personal, mobile telephony services up to the debit balance, and TIM Participações S.A.´s surety disclosed by the Brazilian Central Bank . or of the
"UMBNDES" of the Basket of Currencies plus res. Rate
635/87 (average BNDES external funding rate). The
Basket of Currencies financing was the subject matter of a
swap to CDI operation at the rate of 65.75%		-	18,989	18,989

	Consolidated

				2005 Pro
			2005	forma
	Guarantees	2006	adjusted	adjusted

Local currency

	Direct portion: bank surety. Indirect portion: TIM Brasil Serviços e Participações S.A.´s surety, with part of the service collection blocked up to the debit balance amount.
BNDES (Banco Nacional do Desenvolvimento
Econômico e Social): ): this financing bears interest at
3.85% p.a plus variation of the TJLP (long-term interest
rate) as disclosed by the Brazilian Central Bank . or of the
"UMBNDES" of the Basket of Currencies. plus res. Rate
635/87 (average BNDES external funding rate). The
Basket of Currencies financing was the subject matter of a
swap to some 128% of the CDI monthly variation.		119,664	-	237,866

	TIM Brasil Serviços e Participações S.A.´s surety with part of the service collection blocked up to the debit balance amount.
BNDES (Banco Nacional de Desenvolvimento
Econômico e social): this financing bears interest at an
average rate of 4.20% p.a., plus variation of the TJLP
(long-term interest rate) as disclosed by the Brazilian
Central Bank.		1,137,182	-	715,597

BNDES (Banco Nacional de Desenvolvimento
Econômico e social): this financing bears interest at an
average rate of 3.0% p.a., plus variation of the TJLP
(long-term interest rate) as disclosed by the Brazilian
Central Bank.	Bank surety	51,095	-	20,054

Syndicated Loan (a) –the debit balance is restated based
on the CDI rate variation plus a 0.90% p.a. margin until
12/31/06, and from then on a margin established in	TIM Brasil Serviços e
accordance with the Net Consolidated Debt/Consolidated	Participações S.A.
EBITDA ratio	surety	628,199	-	638,361

Compror: Bank financing for payment of goods and
services suppliers, linked to foreign currency variations.
64% of the agreements denominated in US dollars
(average coupon of 4.50% p.a.) and 36% of the
agreements denominated in Yen (average coupon of
0.10% pa.a.) These agreements are under swap protection
which result in cost of some 109.0% of the CDI daily rate.	N.A	63,320	-	-

Swap contracts relating to the above financing.		22,354	4,812	24,670

		2,220,441	130,783	1,870,042

Current portion		(340,762)	(25,707)	(216,147)

Long-term portion		1,879,679	105,076	1,653,895

(a) The syndicated loan taken by the subsidiary TIM Celular S.A. has restrictive clauses concerning certain financial indices, all fully complied with by the borrower at December 31, 2006. The following Financial Institutions are part of this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The BNDES loan to TIM Celular S.A. for financing the mobile telephone network has restrictive clauses concerning certain financial indices, all fully complied with by the borrower at December 31, 2006.

The subsidiaries entered into swap transactions as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies, and changes in the fair value of financing bearing prefixed interest rates under the same terms as the financing agreement. The terms of these swap operations are the same as those of the respective loans.

The long-term portions of loans and financing at December 31, 2006 mature as follows:

Consolidated

2008	537,151
2009	534,541
2010	234,445
2011	232,272
2012 onwards	341,270

1,879,679

19 Labor obligations

	Parent Company

		2005
	2006	adjusted

Payroll taxes	101	250
Vacation and bonuses payable	653	1,077
Employees´ withholding	1	52

	755	1,379

		Consolidated

			2005 Pro
		2005	forma
	2006	adjusted	adjusted

Salaries and fees	2	1,743	1,782
Payroll taxes	23,514	3,901	20,233
Vacation and bonuses payable	68,314	16,120	68,301
Employees´ withholding	663	921	4,112

	92,493	22,685	94,428

20 Taxes, rates and contributions

	Parent Company

		2005
	2006	adjusted

IRPJ and CSL	-	1,121
COFINS	-	7,600
PIS	-	1,650
IRRF	-	10,538
ICMS	6	-
Other	59	-

	65	20,909

		Consolidated

			2005
		2005	Pro forma
	2006	adjusted	adjusted

IRPJ and CSL	5,830	3,444	5,149
ICMS	268,203	99,796	225,838
COFINS	36,838	16,569	35,924
PIS	7,982	3,594	7,787
FISTEL	14,652	8,292	30,790
FUST/FUNTTEL	7,895	1,780	5,939
IRRF	2,851	25,641	27,938
ISS	20,366	2,006	15,242
Other	5,647	1,178	7,355

	370,264	162,300	361,962

Current portion	(370,264)	(157,666)	(357,328)

Long-term portion	-	4,634	4,634

21 Authorizations payable

		2005	2005 Pro
	2006	adjusted	forma adjusted

SMP exploitation rights
Authorizations acquired	164,560	39,451	164,560
Payments	(157,219)	(36,968)	(157,219)
Monetary restatement	37,476	9,220	36,206

	44,817	11,703	43,547

Current portion	(38,275)	(8,741)	(34,792)

Long-term portion	6,542	2,962	8,755

Payables are restated based on the variation of IGP-DI variation plus interest at 1% p.m.

22 Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provisions for contingent liabilities, net of the related judicial deposits, are thus composed:

	Parent Company

		2005
	2006	adjusted

Civil	402	200
Labor	2,766	3,015

	3,168	3,215

		Consolidated

			2005 Pro
		2005	forma
	2006	adjusted	adjusted

Civil	46,895	15,893	36,920
Labor	37,930	8,360	27,097
Tax	38,927	3,852	76,618
Regulatory	4,381	2,903	5,087

	128,133	31,008	145,722

The changes in the provision for contingencies can be summarized as follows:

	Parent Company

			Reversals
	2005		and
	adjusted	Additions	payments	2006

Civil	200	202	-	402
Labor	3,015	238	(487)	2,766

	3,215	440	(487)	3,168

			Consolidated

		Merged		Reversals
	2005	companies´		and
	adjusted	balance	Additions	payments	2006

Civil	15,893	21,027	9,975	-	46,895
Labor	8,360	18,737	11,320	(487)	37,930
Tax	3,852	72,766	(648)	(37,043)	38,927
Regulatory	2,903	2,184	1,518	(2,224)	4,381

	31,008	114,714	22,165	(39,754)	128,133

Civil contingencies

Several legal and administrative processes have been filed against the Company and its subsidiaries by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. It is the Company´s policy to analyze each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 23,800 individual lawsuits (2005 – 15,000) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment and non-compliance with delivery deadlines stand out. Provisions have been set up for those processes involving probable losses.

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular S.;A. claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste S.A. in the state of Pernambuco questioning the Company´s policy for replacements of defective handsets , allegedly in disagreement with the manufacturer´s warranty terms; and (iii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company´s obligation to replace handsets which have been the subject of fraud in that state. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying the possibility of losses at the current stage of the processes.

Other Actions and Proceedings

The indirect subsidiary TIM Nordeste S.A. has been sued by the Federal Audit Court at administrative level , with the possibility of being submitted to a court of justice, for allegedly defaulting on payment of R$ 25,000 representing interest and monetary restatement on the second installment due on acquisition the Area 9 (Bahia and Sergipe) license. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

The indirect subsidiary TIM Nordeste S.A. is also defendant in an action filed by the former legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of Maxitel S.A.´s “Band B”.As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

Labor contingencies

These refer to claims filed by both former employees in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company´s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Over 60% of the 1,627 labor suits filed against the Company and its subsidiaries (2005 – 1,091) involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006 and winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out. All processes involving the risk of loss have been provided for.

Occupational Accidents

With the enactment of the Constitutional Amendment no. 45/2004, the litigations involving occupational accidents that resulted in claims for damages, previously judged by the State Court began to be judged by the Labor Courts. Given the issues under litigation and the fact that indemnification is determined by arbitration , thus involving high subjectiveness, provisions for these suits were set up, based on estimated losses totaling R$ 1,800.

DRT (Regional Labor Offices))

The indirect subsidiary TIM Nordeste S.A. was assessed for R$ 778 by the Regional Labor Office from Minas Gerais, on charges of allegedly irregular engagement of third parties. The risk of loss was deemed probable by the Parent Company advisors, and provision was recorded.

Tax Contingencies

IR (income tax) and CSSL (social contribution on net income)

In 2005, the indirect subsidiary TIM Nordeste S.A. (formerly Maxitel S.A.) was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$ 126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges The subsidiary is currently discussing these assessments with the taxing authorities, and based on its internal and external advisors´ opinion, the Management concluded that probable losses on these processes amount to R$ 32,750. This amount has been provided for, against income tax and social contribution expenses.

ICMS

In 2003 and 2004 the subsidiary TIM Sul S.A. (merged into TIM Celular S.A.) was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$ 85,114 (current value), mainly relating to dispute on the levying of ICMS on certain services provided. The Company is currently discussing these assessments with the tax authorities. According to its internal and external lawyers, the probable losses thereon, duly provided for, amount to R$ 2,650.

In October 2006, the subsidiary TIM Sul S.A. (merged into TIM Celular S.A.) adhered to the “Revigorar II” – State of Santa Catarina Economic Recovery Program whereby it was agreed to settle the tax debt arising from reversed ICMS rate differences on acquisition of handsets from other Brazilian states With the termination of this process, the previous judicial deposit in the amount of R$ 11,779, for which a provision had been recorded, was reversed.

The subsidiary TIM Celular S.A. was fined by the taxing authorities of the state of Rio de Janeiro for R$ 3,678, for delaying voluntary payment that included understated arrears interest. The Management concluded that the action will probably be lost, having, therefore, set up a provision. Early in 2006, based on the opinion of its internal and external advisors, the subsidiary paid the amounts due, with reduction of interest and fine, under the tax amnesty scheme then implemented.

PIS and COFINS

In 2004, the subsidiary TIM Nordeste S.A. (formerly Maxitel S.A.) was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$ 30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision in the same amount was set up in 2004. On March 13, 2006 the decision was issued on the action filed by the company against Law 9718 of November 27, 1998, with no right to further appeal. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, the Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (Note 29).

Regulatory Contingencies

Due to an alleged default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or event definitively file the PADO, with no sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified probable (Note 37).

Possible contingencies not provided for

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies.

	Consolidated

			2005 Pro
		2005	forma
	2006	adjusted	adjusted

Civil	67,785	11,892	35,979
Labor	42,137	13,927	20,222
Tax	625,265	69,721	189,948
Regulatory	22,868	9,806	26,368

	758,055	105,346	272,517

Below, a description of the main suits involving probable loss:

IR and CSSL

On October 30, 2006, the indirect subsidiary TIM Nordeste S.A. was assessed for R$ 331,171, for various reasons, the respective tax assessment notices being part of the same administrative process referring to IRPJ, CSL and a separate fine. Most of these tax assessment notices refer to amortization of goodwill on the Telebrás System privatization and the related tax deductions. Under art. 7 of Law 9,532/97, the proceeds of goodwill amortization are to be included in the income of the company resulting from merger, split or acquisition, where a company holds investment in the other, and pays for it using goodwill based on the investee´s prospective profitability. Also, this usually performed in the market, in compliance with CVM Instruction no. 319/99.After timely impugnating the tax assessment notices, the subsidiary now awaits the taxing authorities´ decision thereon

In September 2003 the subsidiary TIM Nordeste Telecomunicações S.A. (merged into TIM Nordeste S.A., formerly Maxitel S.A.) was assessed by the Internal Revenue Secretariat of the State of Ceará for R$ 12,721 referring to: (i) disallowance of R$ 8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$ 3,208 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$ 334 and R$ 777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company filed an impugnation and a voluntary appeal against this assessment.

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, ANATEL issued its Summary no. 07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998 of August 17, 2000. The Company still believes that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company´s subsidiaries for R$ 82,096 referring to FUST on interconnection revenues and arrears fine, all because of Súmula 07/05. Currently ANATEL’s intended collection of FUST on interconnection revenues earned by the Company is suspended, because of the temporary order issued by the Federal District Regional Court in March 2006.

ICMS

In 2006 the indirect subsidiary TIM Nordeste S.A. was assessed by the taxing authorities from the State of Piauí for R$ 7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on fixed assets items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The Company is impugnating these assessments at administrative level

23 Asset retirement obligations

As mentioned in Note 3-b, as from fiscal 2006, the Companies have recognized asset retirement obligations.

In December 2006, the subsidiaries reviewed the assumptions underlying provisions for asset retirement obligations, the impact of which, as shown bellow, caused these provisions to be reduced. The main reason for this review was the reduction of average costs of disassembly of network equipment.

In 2006, the changes therein can be thus shown:

Consolidated

2006

Balance at December 31, 2005	115,211
Balance at January 1, 2006 referring to TIM Celular and Maxitel (mergers in 2006)	282,216

Additions in 2006 – net	50,232
Revision of estimate in December 2006	(289,491)

Balance at December 31, 2006	158,168

Pursuant to Circular CVM/SNC/SP no. 01/2007, the asset retirement obligations (ARO) were recorded at present value, and consequently, financial expenses totaling R$ 26,594 were recorded in the consolidated statement of income for 2006 (2005 – pro forma – R$ 34,545 ).

24 Stockholders´ equity

a. Capital

As authorized by the Administrative Council, regardless of the statutory reform, the Company´s capital is authorized to increase its capital by up to 2,500,000,000,000 (two trillion and five hundred billion) common or preferred shares.

Capital subscribed and paid-in as of December 31 comprises shares without par value, thus distributed:

	2006	2005

Number of common shares	793,544,276,988	299,610,631,068
Number of preferred shares	1,536,170,582,578	579,965,856,092

	2,329,714,859,566	879,576,487,160

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling stockholder, with no need for issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority stockholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling stockholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Reserve for Future Capital Increase

In March 2005, capital increases were approved at the subsidiaries TIM Nordeste Telecomunicações S.A. (merged into TIM Nordeste S.A., formerly Maxitel S.A.) and TIM Sul S.A.(merged into TIM Celular S.A.) as a result of capitalization of part of the special goodwill reserve, as above mentioned. The period for the minority stockholders to exercise their preference rights expired in April 2005, when TIM Participações S.A. received R$6,401 from the stockholders that have exercised their preferential rights. When such amount was received, the exchange of shares mentioned in note 2.d, in which the subsidiaries became wholly owned companies of TIM Participações S.A., and the related capital increases of the parent company had already been established. Therefore, the amount received from minority stockholders (now stockholders of TIM Participações S.A.) was recorded against the Reserve for Future Capital Increase.

On September 29, 2006, at the General Extraordinary Stockholders´ Meeting, a R$6.401 capital increase was approved, without issuance of new shares, and in benefit of all stockholders.

c. Revenue Reserves

Legal Reserve

This refers to the 5% (five percent) of net income for each year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Unrealized Revenue Reserve

The unrealized revenue reserve is originated from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary. In conformity with Law No. 10,303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year 2003.

As proposed by the Management at the closing of the financial statements for the year ended December 31, 2005, and ratified at the General Stockholders´ Meeting held on March 7, 2006, this amount was distributed as dividends.

Reserve for Expansion

This reserve , which is set up based on paragraph 2, article 46 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

The R$285.542 loss for the year ended December 31, 2006, was fully absorbed by the Reserve for Expansion, as required by Law no. 6.404/76, art. 189 and CVM Instruction 59/86.

Additionally, the Company´s management now proposes realizing part of the Reserve for Expansion, in the amount of R$450.763, by way of dividend distribution (Note 24-d).

The R$139.697 balance after the above mentioned deductions will be kept under the “Reserve for Expansion”, in terms of by-laws purposes.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend each year ended December 31, provided that there are funds available for distribution.

Preferred shares are non-voting but have the following advantages (i) priority in capital reimbursement, with no goodwill; and (ii) payment of a minimum non-cumulative dividend of 6% p.a. calculated based on the result of subscribed capital divided by the total number of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares the right to receive, every year, stock dividends corresponding to 3% (three percent) of net earnings per share as shown by the latest balance sheet, whenever the dividend established according to this criterion exceeds the dividend thus established exceeds that calculated under the criteria described in the preceding paragraph.

Despite the Company´s losses for the year ended December 31, 2006, the Management now proposes realizing part of the Reserve for Expansion in the amount of R$ 450,762, by way of dividend distribution. The preferred dividends proposed were calculated based on 6% payment, which in turn is the result of the preferred-share-portion of the capital divided by the total number of shares issued by the Company Additionally, under art. 47 of the Company´s bylaws, the Company proposes to adopt the same payment criterion for common shares, as follows:

2006

Capital	7,512,710

Dividends: 6%	450,763

Preferred share dividends	297,225
Common share dividends	153,538

Total dividends proposed	450,763

Dividends per thousand shares (in Reais)

Common shares	0.1935
Preferred shares	0.1935

Dividends proposed as of December 31, 2005, which correspond to the highest minimum amounts determined by each of the statutorily stipulated methods, were calculated as follows:

2005

Net income for the year (original)	434,489
(-) Legal reserve set up	(21,724)

Adjusted net income	412,765

Statutory dividends: 25%	103,191

Proposed distribution of interest on own capital, net of 15% withholding tax	59,500

Supplementary dividends	43,691

103,191

Realization of unrealized revenue reserves/dividends payable	18,838

Total proposed dividends and interest on own capital	122,029

Dividends and interest on own capital per thousand-share lot (in Reais)

Common shares	0.1387
Preferred shares	0.1387

The dividends in December 31, 2006 and interest on own capital payable includes R$13,763 relating to prior years (2005 - R$9,149) in Parent company and R$ 22,195 (2005 - R$ 19,577) in Consolidated.

e. Stock option plan

On May 2, 2001, the stockholders of the Company approved a remuneration plan through the granting of stock option plans, with the following objectives:

(i) Retain key employees´ services and opinions, on which the Company depends in terms of judgment, initiatives and efforts;
(ii) Make available to key employees a mix of remunerations based on the appreciation of the Company´s market value; and
(iii) Bring the employees´ general interests into line with those of stockholders.

On April 26, 2005, the Administrative Council approved a R$ 2,006 capital increase through issuance of 595,198 lots of 1,000 preferred shares each, for R$3.37 (in Reais) the price per thousand-share lot resulting from stock options exercised by 24 employees, under the stock option plan.

The market value of the Company´s preferred shares on the date of capital increase was R$3.84 (in Reais) per thousand-share lot.

The term for exercising previously granted options expired in 2005, and no other stock options were granted.

25 Net operating revenue

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Telecommunications service revenue
Subscription	580,277	258,610	531,764
Utilization	5,476,107	1,664,512	4,406,139
Network use	3,439,305	940,251	2,484,748
Long distance	1,351,150	32,797	851,984
VAS – Additional services	886,181	218,965	584,298
Other	87,256	54,607	103,614

	11,820,276	3,169,742	8,962,547

Goods sold	2,057,283	733,530	2,270,057

Gross operating revenue	13,877,559	3,903,272	11,232,604

Deductions from gross revenue
Taxes levied	(2,921,833)	(813,302)	(2,414,445)
Discounts given	(665,342)	(150,624)	(355,161)
Returns and other	(174,271)	(21,131)	(94,946)

	(3,761,446)	(985,057)	(2,864,552)

	10,116,113	2,918,215	8,368,052

26 Cost of services rendered and goods sold

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Personnel	(106,825)	(26,868)	(123,692)
Third parties´ services	(280,165)	(71,581)	(255,226)
Interconnection charges	(2,229,060)	(340,323)	(1,255,697)
Depreciation and amortization	(1,324,843)	(383,351)	(1,121,152)
Telecommunications surveillance fund (FISTEL)	(10,618)	(2,643)	(12,462)
Other	(144,989)	(21,336)	(140,262)

Cost of services rendered	(4,096,500)	(846,102)	(2,908,491)

Cost of goods sold	(1,407,761)	(536,470)	(1,719,760)

Total cost of services rendered and goods sold	(5,504,261)	(1,382,572)	(4,628,251)

27 Selling expenses

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Personnel	(300,389)	(66,515)	(226,881)
Third parties´ services	(1,347,196)	(375,353)	(1,460,065)
advertising	(317,534)	(41,740)	(338,385)
Allowance for doubtful accounts	(451,976)	(117,978)	(334,462)
Telecommunications surveillance fund	(410,756)	(123,858)	(356,964)
Depreciation and amortization	(325,038)	(49,194)	(239,065)
Other	(98,062)	(23,468)	(111,917)

	(3,250,951)	(798,106)	(3,067,739)

28 General and administrative expenses

	Parent Company

	2006	2005
		adjusted

Personnel	(5,646)	(5,919)
Third parties´ services	(11,757)	(12,047)
Other	(411)	(362)

	(17,814)	(18,328)

		Consolidated

			2005
		2005	Pro forma
	2006	adjusted	adjusted

Personnel	(187,676)	(31,781)	(154,858)
Third parties´ services	(362,173)	(98,489)	(318,913)
Depreciation and amortization	(332,825)	(43,486)	(249,026)
Other	(72,184)	(12,190)	(72,372)

	(954,858)	(185,946)	(795,169)

29 Other operating revenues (expenses) - net

	Parent Company

		2005
	2006	adjusted

Revenues
Statutorily prescribed dividends	2,757	1,907
Reversal of provision for contingencies	487	489
Other operating revenues	491	-

	3,735	2,396

Expenses
Taxes, rates and contributions	(301)	(805)
Goodwill amortization	(1,582)	(1,582)
Provision for contingencies	(440)	(1,063)
Loss on legal suits	(34)	(306)

	(2,357)	(3,756)

Other operating revenues (expenses) – net	1,378	(1,360)

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Revenues
Telecommunications service fines	50,913	11,274	31,030
Reversal of provision for contingencies (a)	39,754	3,566	23,709
PIS/COFINS recovery (Note 8)	52,317	-	-
ICMS recovery	10,611	-	-
Statutorily prescribed dividends	4,522	3,165	3,165
Other operating revenues	18,035	595	13,110

	176,152	18,600	71,014

Expenses
Amortization of deferred charges	(1,913)	-	(4,285)
Others Amortization	-	-	(1,093)
Taxesm rates and contributions	(29,130)	(16,660)	(19,484)
Goodwill amortization	(1,582)	(1,582)	(1,582)
Provision for contingencies	(22,165)	(10,242)	(32,897)
Loss on legal suits	(21,145)	(6,130)	(18,338)
Other operating expenses	-	-	(575)

	(75,935)	(34,614)	(78,254)

Other operating revenues (expenses) – net	100,217	(16,014)	(7,240)

(a) In 2006, it mainly refers to reversal of the provision for PIS and COFINS in subsidiary TIM Nordeste S.A. (Note 22).

30 Financial revenues

	Parent Company

		2005
	2006	adjusted

Interest on short-term investments in the money market	1,812	2,107
Monetary restatement	995	951
Other revenues	32	216

	2,839	3,274

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Interest on short-term investments in the money
market	117,028	137,701	138,496
Monetary restatement	14,623	6,716	6,980
Interest on trade receivables	13,620	9,985	18,037
Other revenues	16,931	4,144	17,849

	162,202	158,546	181,362

31 Financial expenses

	Parent Company

		2005
	2006	adjusted

Interest on related-party loan agreements	-	(602)
PIS/COFINS on financial revenue	-	(9,602)
CPMF (Temporary contribution on financial transactions)	(604)	(617)
Other expenses	(16)	(354)

	(620)	(11,175)

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Interest on loans and financing	(240,221)	(10,454)	(125,940)
Interest on trade payables	(29,314)	(3,671)	(17,137)
Taxes on financial revenue	(25,749)	(12,821)	(50,507)
Monetary restatement	(47,313)	(10,356)	(50,881)
Interest on taxes and rates	(10,035)	(2,581)	(13,966)
CPMF	(48,568)	(16,251)	(49,725)
Discounts given	(7,880)	(3,747)	(14,201)
Charges on payment in installments	(20,017)	(27,942)	(27,942)
Other expenses	(20,930)	(5,395)	(17,836)

	(450,027)	(93,218)	(368,135)

32 Exchange variation - net

		2005
	2006	adjusted

Revenues
Suppliers – Trade payables	23	10

	23	10

Expenses
Suppliers	(6)	-
Other	(3)	-

	(9)	-

Exchange variation – net	14	10

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Revenues
Loans and financing	121,304	6,530	27,615
Suppliers – Trade payables	38,180	1,262	26,013
Swap	83,972	1,607	5,258
Related-party transactions	-	-	374,093
Other	11,413	10	10,309

	254,869	9,409	443,288

Expenses
Loans and financing	(112,157)	(1,296)	(7,726)
Clients – Trade receivables	(26,213)	-	(13,104)
Swap	(158,619)	(10,595)	(41,659)
Related-party transactions	-	-	(553,108)
Other	(13,012)	-	(13,547)

	(310,001)	(11,891)	(629,144)

Exchange variation – net	(55,132)	(2,482)	(185,856)

33 Non-operating income

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Revenues
Disposal of property, plant and equipment	12.182	3.463	5.561

Expenses
Cost of property, plant and equipment	(9.656)	(5.723)	(10.534)
disposed of
Other operating expenses	-	-	(527)

	(9.656)	(5.723)	(11.061)

Non-operating income	2.526	(2.260)	(5.500)

34 Income tax and social contribution expenses and tax losses

	Parent Company		Consolidated

					2005 Pro
		2005		2005	forma
	2006	adjusted	2006	adjusted	adjusted

Income tax for the year	(2,736)	(818)	(60,972)	(95,208)	(97,257)
Social contribution for the year	(9)	(302)	(20,945)	(34,355)	(35,109)

	(2,745)	(1,120)	(81,917)	(129,563)	(132,366)

Deferred income tax	(2,536)	(161)	(63,887)	3,075	3,075
Deferred social contribution	(913)	(58)	(23,020)	1,108	1,108

	(3,449)	(219)	(86,907)	4,183	4,183

Provision for income tax and
social contribution
contingencies	-	-	-	-	(32,750)

	(6,194)	(1,339)	(168,824)	(125,380)	(160,933)

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income for the year:

	Parent Company

		2005
	2006	adjusted

Pretax income (loss)	(279,348)	426,202

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	94,978	(144,909)

(Additions)/Exclusions:
Equity pickup (net of “JSCP” (interest on own capital)	(90,149)	144,085
Amortization of goodwill reserve	(537)	(537)
Unrecognized tax losses and temporary differences	(10.486)	-
Other	-	22

	(101,172)	143,570

Income tax and social contribution charged to the income for the
year	(6,194)	(1,339)

Tax rate in effect	-2.22%	0.31%

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Pretax income (loss)	(132,859)	536,418	(807,164)

Combined tax rate	34%	34%	34%

Income tax and social contribution at the
combined tax rate	45,172	(182,382)	274,436

(Additions)/Exclusions:
Realization of provision for maintenance of
stockholders´ equity integrity	33,297	33,297	33,297
Interest on own capital	-	23,800	23,800
Amortization of goodwill reserve	(537)	(537)	(537)
Unrecorded tax losses and temporary
differences	(246.756)	-	(457.481)
Provision for income tax and social
contribution contingencies	-	-	(32,750)
Provision balances added	-	442	442
Other	-	-	(2,140)

	(213,996)	57,002	(435,369)

Income tax and social contribution charged to
the income for the year	(168,824)	(125,380)	(160,933)

Tax rate in effect	-127.07%	24.30%	-19.94%

Accumulated tax losses

The accumulated tax losses and negative social contribution basis, the credits on which will not be recognized until there are concrete prospects of realization, can be summarized as follows:

			2005 Pro
		2005	forma
	2006	adjusted	adjusted

TIM Celular S.A.	3,684,140	-	3,258,348

TIM Sul S.A. (merged into TIM Celular S.A.)	-	28,611	28,611
TIM Nordeste S.A. (formerly Maxitel S.A.)	2,397,426		2,414,979
TIM Participações S.A.	14,523	2,598	2,598

	6,096,089	31,209	5,704,536

35 Financial instruments and risk management

The following are the main risks to which the Company and its subsidiaries are exposed:

(i) Exchange rate risks

The exchange rate risk relates to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out swap contracts with financial institutions.

As of December 31, 2006 the subsidiaries’ loans and financing indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by swap contracts. Income or loss resulting from these swap contracts is charged to the income.

There are no significant financial assets indexed to foreign currencies.

(ii) Interest rate risks

The interest rate risks relate to:

- Possibility of changes in the fair value of financing indexed to prefixed interest rates, in the event the latter do not reflect the actual market conditions. In order to reduce this type of risk the subsidiaries sign swap contracts with financial institutions, the income or loss on these contracts is recorded to the income;

- Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to the fact that the interest rate of part of their swap debt and obligations is floating. As of December 31, 2006, the subsidiaries’ financial resources are mostly invested in CDI, which considerably reduces this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

(iv) Credit risk related to the sale of handsets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of handsets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There is no single client who accounts for more than 10% of net receivables from sales of goods as of December 31, 2006 and 2005, or sales revenues during the years ended 2006 and 2005.

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value:

					2005 Pro forma
	2006		2005 adjusted		adjusted

	Book	Market	Book	Market	Book	Market
	value	value	value	value	value	value

Loans and financing	2,198,087	2,198,466	125,971	123,133	1,845,372	1,826,665
Swap contracts	22,354	13,103	4,812	4,206	24,670	26,251

	2,220,441	2,211,569	130,783	127,339	1,870,042	1,852,916

The market value of loans and financing and swap contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

36 Pension plans and other post-employment benefits

The provision for pension and medical care plans as of December 31, 2006 and 2005 is thus composed:

		Parent Company

			2005
		2006	adjusted

Term of atypical contractual relationship		4,245	3,584
PAMA		310	-

		4,555	3,584

		Consolidated

			2005
	2006	2005	Pro forma
		adjusted	adjusted

Term of atypical contractual relationship	4,245	3,584	3,584
PAMA	1,838	-	-

	6,083	3,584	3,584

Supplementary Social Security Plan

On August 7, 2006, TIM Participações S.A.´s Administrative Council approved the implementation of Itaú Vida e Previdência´s Supplementary Social Security Plans of the types PGBL and VGBL for the Company and its subsidiaries TIM Celular S.A. and TIM Nordeste S.A. All employees not yet entitled to social security benefits sponsored by the Company and its subsidiaries are eligible to the Supplementary Social Security Plan.

Atypical Contractual Agreement

The Company. is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, and grants them a supplementary pension. This pension is granted only if they retire after a minimum service length (30 years for men and 25 years for women).

Given the Telebrás split in June 1998, the Company opted for extinguishing this supplementary retirement plan. As a consequence, the participants of this plan could either be paid in cash for accumulated benefits or transfer these benefits to the PBS-A-Sistel plan, most of them having opted for payment in cash. The remainder of the provision will be used for payment of benefits to those employees who have not yet made their choice (4 employes as of December 31, 2006 and 2005).

TIMPREV and SISTEL

TIM Participações S.A. and its subsidiaries TIM Nordeste Telecomunicações S.A (merged into Maxitel S.A.) and TIM Sul S.A (merged into TIM Celular S.A.), have sponsored a private defined-benefit pension plan for a group of TELEBRÁS system´s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, in compliance with the legal provisions applicable to the privatization process of these companies in July 1998.

If one considers that, in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Company and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Management Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be 100% of the basic participants´ contribution, and TIMPREV´s management entity shall ensure, under the approved statutory terms and conditions, the benefits listed below, not being held liable for granting any other, even if the government-sponsored social security agency starts granting them to beneficiaries:

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all of the Company´s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system, briefly listed below, remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of plans with a surplus are not recorded by the Company in view of the impossibility to recover such amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

At December 31, 2006 the medical care plan (PAMA) reflected the following deficit positions: R$ 310 deficit (individual) and R$ 1,838 (consolidated), which require the recording of actuarial liabilties.

The sponsoring company opted for prompt recognition of the full gains/losses for the period against net actuarial liabilities/(assets), as stipulated in the Pronouncement, item 55. This procedure is to be repeated consistently repeated for an indefinite period, whether gains (losses) are recorded in subsequent years.

On January 31, 2006, TIM Participações S.A.´s Administrative Council approved the proposed migration of pension plans sponsored by TIM Sul S.A. (merged into TIM Celular S.A. ) and TIM Nordeste Telecomunicações S.A. (merged into Maxitel S.A.) at Fundação Sistel de Seguridade Social to a multisponsored plan linked to the HSBC Fundo de Pensão. Throught 2006, the entities in question conducted migration studies , having registered the respective Terms of Transfer with the Ministry of Social Security´s Secretariat of Supplementary Social Security in December 2006.

In fiscal 2006, the contributions to the pension and other post-employment benefits totaled R$ 272 (R$ 296 in 2005)

Below, a statement of the actuarial assets and liabilities position under the pension and medical care plans as of December 31, 2006, in accordance with NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371. These rules apply to plans sponsored prior to the implementation of TIMPREV, which still have active participants.

Parent Company

a) Effects recognized as of December 31:

	Plans		Total

	PBS	PAMA	2006	2005

Reconciliation of assets and liabilities as of	(*)
12/31/06

Present value of actuarial obligations	6,793	668	7,461	6,957

Fair value of the plan´s assets	(12,192)	(358)	(12,550)	(10,733)

Present value of obligations exceeding the fair
value of assets	(5,399)	310	(5,089)	(3,776)

Net actuarial liabilities (assets)	(5,399)	310	(5,089)	(3,776)

(*) No assets have been recognized by the sponsoring company, given the impossibility of surplus reimbursement and reduction of its contributions in the future.

b) Changes in net actuarial liabilities (assets)

	Plans

	PBS	PAMA

Net actuarial liabilities (assets) as of 12/31/05	(3,914)	138

Expense (revenue) recognized as the prior year´s income	(690)	9
Sponsoring company´s contributions	-	-
Actuarial (gains) losses recognized	(795)	163

Net actuarial liabilities (assets) as of 12/31/06	(5,399)	310

c) Statement of loss (gain) calculation

	Plans

	PBS	PAMA

Losses on actuarial obligations	82	180
(Gains) losses on the plans´ assets	(882)	(17)
Losses on employees´ contributions	5	-

(Gains) losses as of 12/31/06	(795)	163

d) Reconciliation of present value of obligations

	Plans

	PBS	PAMA

Obligations as of 12/31/05	6,490	467
Cost of current service	7	1
Interest on actuarial obligations	705	52
Benefits paid in the year	(491)	(32)
Obligations	82	180

Obligations as of 12/31/06	6,793	668

e) Reconciliation of fair value of assets

	Plans

	PBS	PAMA

Fair value of assets as of 12/31/05	10,404	329
Benefits paid in the year	(491)	(32)
Participants´ contributions	-	-
Sponsoring company´s contributions	-	-
Actual yield on assets in the year	2,279	61

Value of assets as of 12/31/06	12,192	358

f) Expense forecast for 2007

	Plans

	PBS	PAMA

Cost of current service (including interest)	-	-
Interest on actuarial obligations	670	67
Yield on assets forecast	(1,255)	(37)

Total expenses recognized	(585)	30

Participants´ contributions forecast for next year	-	-

Total unrecognized expenses (revenues) – net	(585)	30

Consolidated

a) Effects as of December 31:

	Consolidated

	Plans						Total

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA	2006	2005

Reconciliation of assets and
liabilities as of 12/31/06	(*)	(*)	(*)	(*)	(*)

Present value of actuarial obligations	23,842	4,782	898	123	1,420	3,958	35,023	32,540

Fair value of the plans´ assets	(40,688)	(7,074)	(1,808)	(215)	(1,812)	(2,120)	(53,717)	(46,924)

Present value of obligations
exceeding the fair value of assets	(16,846)	(2,292)	(910)	(92)	(392)	1,838	(18,694)	(14,384)

Net actuarial liabilities/ (assets)	(16,846)	(2,292)	(910)	(92)	(392)	1,838	(18,694)	(14,384)

(*) No assets have been recognized by the sponsoring company, given the impossibility of surplus reimbursement and reduction of its contributions in the future.

b) Changes in net actuarial liabilities (assets)

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Actuarial liabilities (assets) as of
12/31/05	(12,629)	(1,331)	(814)	(110)	(336)	836

Expense (revenue) recognized as the
prior year´s income	(2,260)	(289)	(133)	(17)	(78)	72
Sponsoring company´s contributions	(56)	-	-	-	-	(1)
Actuarial (gains) losses recognized	(1,901)	(672)	37	35	22	931

Net actuarial liabilities (assets) as of
12/31/06	(16,846)	(2,292)	(910)	(92)	(392)	1,838

c) Statement of loss (gain) calculation

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

(Gains) losses on actuarial obligations	(26)	143	8	37	(12)	928
(Gains) losses on the plans´ assets	(1,896)	(815)	29	(2)	34	3
Losses on employees´ contributions	21	-	-	-	-	-

(Gains) losses as of 12/31/06	(1,901)	(672)	37	35	22	931

d) Reconciliation of present value of obligations

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Obligations as of 12/31/05	22,879	4,507	863	79	1,389	2,823
Cost of current service	89	-	-	-	-	25
Interest on actuarial obligations	2,497	489	93	8	151	314
Benefits paid in the year	(1,597)	(357)	(66)	(1)	(108)	(132)
Obligations	(26)	143	8	37	(12)	928

Obligations as of 12/31/06	23,842	4,782	898	123	1,420	3,958

e) Reconciliation of fair value of assets

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Fair value of assets as of 12/31/05	35,508	5,838	1,677	189	1,725	1,987
Benefits paid in the year	(1,597)	(357)	(66)	(1)	(108)	(132)
Participants´ contributions	39	-	-	-	-	-
Sponsoring company´s contributions	56	-	-	-	-	1
Actual yield on assets in the year	6,682	1,593	197	27	195	264

value of assets as of 12/31/06	40,688	7,074	1,808	215	1,812	2,120

f) Expense forecast for 2007

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Cost of current service
(including interest)	49	-	-	-	-	23
Interest on actuarial
obligations	2,357	471	89	12	140	399
Yield on assets forecast	(4,199)	(909)	(104)	(23)	(198)	(219)
Total expenses recognized

	(1,793)	(438)	(15)	(11)	(58)	203

Participants´ contributions
forecast for next year	(42)	-	-	-	-	-

Total unrecognized expenses
(revenue) – Net	(1,835)	(438)	(15)	(11)	(58)	203

Actuarial calculation assumptions

The main actuarial assumptions underlying calculations are as follows:

Actuarial obligation - nominal discount rate:	10.24% p.a.
Expected nominal yield rate on the plans´ assets:	10.51% p.a.
Estimated nominal salary increase ratio:	6.08% p.a.
Estimated nominal benefit increase ratio:	4.00% p.a.
General mortality biometric table:	AT83 segregated by sex
Disability commencement biometric table:	Mercer Disability Table
Expected turnover rate:	Nihil
Probability of retirement commencement	100% upon first entitlement to benefit under the Plan
Estimated long-term inflation rate	4.00%
Determination method	Projected Credit Unit Method

37 Management fees

The Company´s and its subsidiaries´ management fees for 2006 amounted to R$8,014, which is less than the amount approved at the General Extraordinary Stockholders´ Meeting of September 2006.

38 Insurance (unaudited)

It is the Company´s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of December 31, 2006, they have insurance coverage against operating risks, third party liability, health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover any losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	R$ 7,516,825

General Third Party Liability – RCG	R$ 4,600
100% Fipe Table,
Cars (Executive and Operational Fleets)	R$ 1,000 for Third Party Liability

39 Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance with certain quality service indicators in 2003, 2004, 2005 and 2006 as established by the licenses for Personal Mobile Service (SMP); and (ii) noncompliance with other obligations assumed under the Terms of Authorization.

The subsidiaries contested with ANATEL that (i) noncompliance with quality indicators was mainly due to the migration from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP), the change in the long-distance system, and the implementation of the GSM network; and (ii) in certain cases the obligations assumed under the Terms of Authorization were not met, whereas in others, this was due to several factors, many of which involuntary and unrelated to the companies´ activities and actions. The provision for regulatory contingencies reflected in the balance sheet corresponds to losses expected by the Management (Note 22)

RENTALS

The Company and its subsidiaries rent equipment and properties under several contracts maturing on different dates. Below, a statement of minimum future payments made under these rental contracts:

2007	203,571
2008	212,324
2009	220,695
2010	229,432
2011 (and after)	238,520

1,104,542

40 Supplementary information

For comparability purposes, the statement of cash flows for the year ended December 31, 2006 is presented below, as though the incorporation of shares described in Note 2-c had occurred before January 1, 2006.

a. Statements of Cash Flow

	Parent Company		Consolidated

					2005
		2005		2005	Pro forma
	2006	adjusted	2006	adjusted	adjusted

Operating activities
Net Income (Loss) for the period	(285,542)	424,863	(301,683)	389,574	(989,561)
Adjustments for reconciliation of income to cash and
cash equivalents:
Depreciation and amortization	1,582	1,582	2,284,889	537,358	1,914,891
Equity pickup	265,145	(453,781)	-	-	-
Residual value of permanent assets written off	-	-	9,656	5,723	10,534
Deferred income tax and social contribution	3,449	219	86,907	(4,183)	(4,183)
Statutorily prescribed dividends	(2,757)	(1,907)	(4,522)	(3,165)	(3,165)
Minority shareholding	-	-	-	21,464	21,464
Interest, monetary and exchange variation on loans	-	-	327,324	16,396	336,781
Actuarial Liabilities	971	(113)	2,499	(113)	(113)
Monetary variation on asset retirement obligations	-	-	26.594	9.584	34.545
Interest on short term investments	(1,812)	(2,107)	(117,028)	(137,701)	(138,496)
Allowance for doubtful accounts	-	-	451,976	117,978	334,462

Decrease (increase) in operating assets
Trade receivables	-	-	(886,177)	(233,191)	(869,299)
Taxes and contributions recoverable	19,037	3,547	(19,028)	(31,107)	(94,313)
Inventories	-	-	51,133	(34,680)	(24,154)
Related-party transactions	(58)	108	(7,467)	(18,221)	(3,839)
Prepaid expenses	-	-	(170,815)	(6,258)	15,692
Interest on own capital received	146,776	126,037	-	-	-
Other current assets	291	180	(2,514)	687	1,714
Other long-term assets	(721)	(119)	(21,849)	5,635	(2,092)

Increase (decrease) in operating liabilities
Labor obligations	(624)	624	(1,935)	1,843	13,767
Suppliers – Trade payables	(1,404)	2,567	(120.556)	8,438	(524,479)
Taxes, rates and contributions	(20,844)	(5,397)	24,444	(7,479)	121,694
Provision for contingencies	(47)	572	(17,589)	6,492	41,397
Related-party transactions	-	(34,948)	10,162	50,999	21,640
Other short-term liabilities	(197)	807	34,004	1,616	1,007

Net cash and cash equivalents generated by operating
activities	123,245	62,734	1,638,425	697,689	215,894

Investment activities:
Short-term investments	(8,554)	(3,544)	617,717	(347,483)	(323,811)
Additions to property, plant and equipment	-	-	(2,227,467)	(334,762)	(1,462,115)

	(8,554)	(3,544)	(1,609,750)	(682,245)	(1,785,926)

Financial activities
Capital increase referring to stock option plan	-	2,006	-	2,006	2,006
Capital increase reserve	-	6,401	-	6,401	6,401
Capital increase	-	-	-	-	1,695,176
New loans	-	-	1,078,445	85,319	1,405,319
Loan amortization	-	-	(1,070,665)	(76,034)	(275,728)
New related-party loans	-	-	-	-	1,092,019
Amortization of related-party loans	-	-	-	-	(1,870,812)
Dividends and interest on own capital paid	(114,659)	(68,575)	(114,889)	(92,885)	(92,885)

	(114,659)	(60,168)	(107,109)	(75,193)	1,961,496

Increase (decrease) in cash and cash equivalents	32	(978)	(78,434)	(59,749)	391,464

cash and cash equivalents at beginning of the period	55	1,033	519,300	89,873	127,836

cash and cash equivalents at ending of the period	87	55	440,866	30,124	519,300

	Parent Company		Consolidated

					2005
		2005		2005	Pro forma
	2006	adjusted	2006	adjusted	adjusted

Supplementary cash flow information:

Income tax and social contribution paid	-	-	25,966	71,743	73,574
Interest paid	-	-	260,150	10,067	64,099
Capitalized interest	-	-	16,564	1,352	5,041
Accounts payable referring to additions to
property, plant and equipment	-	-	937,468	348,360	1,089,175
TIM Nordeste Telecomunicações S.A. e TIM
Sul S.A.´s share incorporation project.	-	415,069	-	415,069	415,069

b. Value-Added Statements

	Parent Company		Consolidated

					2005
		2005		2005	Pro forma
	2006	adjusted	2006	adjusted	adjusted

Revenues
Gross operating revenue	-	-	13,877,559	3,903,272	11,232,604
Allowance for doubtful accounts and losses	-	-	(451,976)	(117,978)	(334,462)
Discounts given, devolution and others	-	-	(839,613)	(171,755)	(450,107)
Non-operating revenues (expenses) – net	-	-	2,526	(2,260)	(5,500)

	-	-	12,588,496	3,611,279	10,442,535

Input acquired from third parties
Cost of services rendered and goods sold	-	-	(3,925,732)	(950,678)	(3,239,515)
Materials, energy, third parties´ services and other	(8,572)	(11,171)	(1,992,709)	(536,874)	(2,217,245)

	(8,572)	(11,171)	(5,918,441)	(1,487,552)	(5,456,760)

Withholding
Depreciation and amortization	(1,582)	(1,582)	(2,284,889)	(537,358)	(1,914,891)

Value-added produced – net	(10,154)	(12,753)	4,385,166	1,586,369	3,070,884

Value added received through reclassification
Equity Pick-up	(265,145)	453,781	-	-	-
Financial revenues	2,862	3,274	417,071	167,716	624,650

	(262,283)	457,055	417,071	167,716	624,650

Total undistributed value-added	(272,437)	444,302	4,802,237	1,754,085	3,695,534

Value-added distributed
Personnel and related charges	4,954	5,091	507,071	107,394	429,321
Taxes, rates and contributions	7,972	13,318	3,695,888	1,131,485	3,133,567
Interest and rentals	179	1,030	900,961	104,168	1,100,743
Minority shareholding	-	-	-	21,464	21,464
Interest on own capital and dividends	-	132,529	-	132,529	132,529
Retained earnings (accumulated losses)	(285,542)	292,334	(301,683)	257,045	(1,122,090)

	(272,437)	444,302	4,802,237	1,754,085	3,695,534

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 6, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.